Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

AMONG

SAOL INTERNATIONAL LIMITED,

SAOL THERAPEUTICS RESEARCH LIMITED,

SAOL THERAPEUTICS INC.,

SAOL INTERNATIONAL RESEARCH LIMITED,

SAOL INTERNATIONAL DEVELOPMENT LIMITED,

EMERALD INTERNATIONAL LIMITED,

EMERALD THERAPEUTICS RESEARCH LIMITED

AND

AMNEAL PHARMACEUTICALS LLC

Dated as of December 30, 2021

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

EXHIBITS

Exhibit A	–	Form of Bill of Sale
Exhibit B	–	Forms of IP Assignments
Exhibit C	–	Form of Transition Agreement
Exhibit D	–	Form of Net Sales Report
Schedule A	–	Specific Buyer Diligence Obligations
Schedule 3.3(e)	–	Consents for Closing
Schedule 7.12	–	Buyer Products

-iv-

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into as of December 30, 2021, by and among Saol International Limited, a Bermuda limited company (“SIL”), Saol Therapeutics Research Limited, an Irish limited company (“STRL”), Saol Therapeutics Inc., a Delaware corporation (“STI”), Saol International Research Limited, a Bermuda limited company (“SIRL”), Saol International Development Limited, a Bermuda limited company (“SIDL”), Emerald International Limited, a Bermuda limited company (“Emerald”), Emerald Therapeutics Research Limited, an Irish limited company (“ETRL” and, collectively with SIL, STRL, STI, SIRL, SIDL and Emerald, “Sellers” and each, individually, a “Seller”), and Amneal Pharmaceuticals LLC, a Delaware limited liability company (“Buyer”). Buyer and Sellers are each referred to herein as a “Party” and collectively herein as the “Parties.”

RECITALS

WHEREAS, Buyer desires to purchase and acquire the Acquired Assets (as defined herein) and assume the Assumed Liabilities (as defined herein) from Sellers upon the terms and subject to the conditions set forth herein; and

WHEREAS, Sellers desire to sell, transfer, convey and deliver to Buyer such Acquired Assets, free and clear of any Encumbrances, and assign and transfer to Buyer the Assumed Liabilities, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS; INTERPRETATION

1.1 Definitions. Capitalized terms used in this Agreement, unless otherwise defined, shall have the meanings set forth below:

“Acquisition Proposal” shall mean any direct or indirect acquisition, disposition or purchase of all or any portion of the Acquired Assets (other than the sale of Products in the ordinary course of business), whether by way of merger, business combination, reorganization, joint venture, sale of assets or otherwise, where such transaction is to be entered into with any Person or group of Persons other than Buyer or its Affiliates.

“Adverse Event” shall mean, with respect to any Product, any undesirable, untoward or noxious event or experience associated with the use, or occurring during or following the administration, of such Product in humans, occurring at any dose, whether expected or unexpected and whether or not considered related to or caused by such Product, including such an event or experience as occurs in the course of the use of such Product in professional practice, in a clinical trial, from overdose, whether accidental or intentional, from abuse or misuse, from withdrawal or from a failure of expected pharmacological or biological therapeutic action of such Product, and including those events or experiences that are required to be reported to the FDA under 21 C.F.R. sections 312.32, 314.80 or 600.80, as applicable.

“Affiliate” shall mean, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“ANDA” shall mean an Abbreviated New Drug Application filed with the FDA as described in 21 C.F.R. part 314, subparts A and C.

“API” shall mean active pharmaceutical ingredient.

“Applicable Rate” shall mean, as of a particular date, the rate of interest announced by JPMorgan Chase Bank, N.A., New York, New York, as its prime rate of interest on such date, as reported in The Wall Street Journal.

“Baclofen ANDA” shall mean that certain Abbreviated New Drug Application number 091193.

“Bill of Sale” shall mean a bill of sale and assignment and assumption agreement, in the form and substance of Exhibit A hereto.

“Business” shall mean the Exploitation of the Products, as conducted by Sellers on the date hereof and as currently contemplated to be conducted as of the Closing Date.

“Business Day” shall mean any day other than (a) any Saturday or Sunday or (b) any day on which banking institutions are not required or authorized to close in New York, New York.

“Buyer FDA Letter” shall mean a letter from Buyer to the FDA advising the FDA of the transfer of the NDAs and ANDA included in the Acquired Product Registrations to Buyer, which shall be in customary form reasonably acceptable to the Parties.

“Calendar Quarter” shall mean each three (3) month period ending on March 31, June 30, September 30, and December 31; provided, that the first Calendar Quarter for purposes of this Agreement shall extend from the Closing Date to the end of the first such complete three (3)- month period thereafter.

“Calendar Year” shall mean each successive period of twelve (12) consecutive calendar months beginning on January 1 and ending on December 31.

“Change in Control” shall mean with respect to any Party, the acquisition by any “person” or “group” (as such terms are defined in Sections 13(d) and 14(d) of the Exchange Act) of “beneficial ownership” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate of a majority of the total voting power of the outstanding capital stock of such Party.

“CMS” shall mean the U.S. Centers for Medicare and Medicaid Services.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commercialize” shall mean to promote, market, distribute, sell, offer for sale, have sold and provide product support for a Product pursuant to an NDA or ANDA approved by the FDA, and “Commercializing” and “Commercialization” shall have correlative meanings.

“Commercially Reasonable Efforts” shall mean, with respect to the efforts to be expended by a Party with respect to any applicable objective under this Agreement, reasonable, diligent, good-faith efforts to accomplish such objective as similarly-sized and similarly-situated pharmaceutical companies would normally use to accomplish a similar objective under similar circumstances exercising reasonable business judgment to perform the obligation at issue for such Product which is in a similar stage of product life as such Product, with similar market and commercial potential as such Product, taking into consideration the Intellectual Property and competitive landscape relevant to such Product, the opportunity cost of diverting resources from other Buyer products to further develop or market such Product, the commercial success or lack thereof of such Product, the efficacy, safety and approved labeling profile of such Product, the Regulatory Approval (including any reimbursement approval) risks associated with such Product, and all other actual or anticipated scientific, technical, commercial and other relevant factors. The Parties acknowledge that it is anticipated that the level of effort and resources that constitute “Commercially Reasonable Efforts” will change over time, reflecting changes in the status of a Product involved. It is expressly understood that the use of Commercially Reasonable Efforts may result in a Party (on its own or acting through any of its Affiliates or Sublicensees or subcontractors) ceasing development or commercialization of a Product. Anything to the contrary notwithstanding, in determining the efforts it is to apply in meeting its obligations to use Commercially Reasonable Efforts in connection with the Products, Buyer shall not take into account any payments to be made under this Agreement.

“Consent” shall mean a consent, authorization, or approval of, or a filing or registration with, a Person.

“Contract” shall mean any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, insurance policy, or other agreement, whether written or oral.

“Data Room” shall mean the virtual data room hosted by Datasite, having the name “Crimson,” established by Sellers in connection with the transactions contemplated by this Agreement.

“DEA” shall mean the U.S. Drug Enforcement Administration.

“DOJ” shall mean the United States Department of Justice.

“Encumbrance” shall mean any lien, mortgage, pledge, hypothecation, security interest, imperfection of title, encroachment, lease, license, easement, right-of-way, covenant, condition, restriction, adverse claim, usufruct, fiduciary transfer or assignment, option, any hire purchase, lease or installment purchase agreement, right of first refusal, offer or negotiation, right of preemption or right to acquire or other encumbrance.

“Enforceability Exceptions” shall mean applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership and similar applicable Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

“ERISA Affiliate” shall mean, with respect to any person, any corporation, trade or business which, together with such person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exploitation”, and related terms such as “Exploit”, shall mean the research, development, investigational use, Manufacture, testing, storage, import, export, distribution, sale, offering for sale, use, licensing, advertising, marketing and promotion of the Products and other Commercialization, including the outsourcing of any of the foregoing activities.

“FDA” shall mean the U.S. Food and Drug Administration, or any successor entity thereto.

“FDCA” shall mean the Federal Food, Drug and Cosmetic Act of 1938, as amended, together with the rules and regulations promulgated thereunder.

“Federal Health Care Program” shall mean “federal health care program” as such term is defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, the Children’s Health Insurance Program (CHIP), the U.S. Department of Veterans Affairs and U.S. Department of Defense healthcare and contracting programs, TRICARE and similar or successor programs that are funded, in whole or in part, by the United States Government.

“First Commercial Sale” shall mean, with respect to a Product, the first arm’s length commercial sale by or on behalf of Buyer or its Affiliates or sublicensees or their respective successors and assigns to a Third Party pursuant to a final FDA approval of the applicable NDA.

“Fraud” shall mean actual, intentional common law fraud under the laws of the State of Delaware in the making of any representation or warranty in Article 3 or Article 4 of this Agreement, as actionable under the laws of the State of Delaware, provided that such fraud by a Seller shall only be deemed to exist if any of the individuals listed on Schedule 1.1(b) of the Seller Disclosure Letter had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Seller pursuant to Article 3 (as qualified by the Seller Disclosure Letter) were actually breached when made and such individual had the express intention that Buyer rely thereon to its detriment. For the avoidance of doubt, the term “Fraud” as used in this Agreement shall not include any other form of fraud, including constructive fraud, equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

“FTC” shall mean the United States Federal Trade Commission.

“Fundamental Representations” shall mean the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.4(a), Section 4.12, Section 4.23, Section 5.1, Section 5.2 and Section 5.5.

“GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time.

“GDUFA Fee Amount” means the product of (i) the aggregate sum of all amounts paid by any Seller or any of Sellers’ Affiliates in respect of the Baclofen ANDA pursuant to the U.S. Generic Drug User Fee Act for the period beginning on October 1, 2021 and ending on September 30, 2022 multiplied by (ii) the percentage determined by dividing the number of days from (and including) the Closing Date to (and including) September 30, 2022 by 365.

“Good Clinical Practice” shall mean the applicable then-current Good Clinical Practices as such term is defined and incorporated from time to time by the FDA in regulations or guidance or other relevant Regulatory Authority having jurisdiction over the research, development, investigational use, Manufacture or Commercialization of the Products pursuant to its regulations, guidelines or otherwise, as applicable.

“Good Laboratory Practice” shall mean the applicable then-current standards for laboratory activities for pharmaceutical products, whether investigational or commercialized, as set forth in the FDCA and any regulations or guidance documents promulgated thereunder, as amended from time to time, together with any similar standards of good laboratory practice as are required by any Regulatory Authority, as applicable.

“Good Manufacturing Practice” shall mean the applicable then-current standards for conducting Manufacturing activities for pharmaceutical products (or active pharmaceutical ingredients), whether investigational or commercialized, as are required by any applicable Regulatory Authority.

“Governmental Authority” shall mean any federal, state, local or foreign governmental, regulatory or administrative body, agency, department, board, commission or governmental entity, any court or judicial governmental entity, any securities exchange or market on which a Party’s or its Affiliate’s securities are listed or are proposed to be listed, any public, private or industry regulatory governmental entity, whether federal, state, local, foreign or otherwise, or any Person lawfully empowered by any of the foregoing to enforce or seek compliance with any applicable Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Improvement” shall mean any and all improvements and enhancements, patentable or otherwise, related to a Product including in the manufacture, formulation, ingredients, preparation, presentation, means of delivery or administration, dosage, indication, use or packaging of Product or its active ingredient.

“Income Tax” means any Tax imposed on, based upon or measured by income and any franchise Taxes imposed in lieu of income Taxes (including any Tax in the nature of minimum Taxes, Tax preference items and alternative minimum Taxes).

“IND” shall mean an investigational new drug application (including any amendment or supplement thereto) submitted to the FDA pursuant to U.S. 21 C.F.R. Part 312, including any amendments thereto.

“Indebtedness” means, without duplication, (a) all obligations for borrowed money, including; (b) all obligations evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of others for borrowed money secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property, whether or not the obligation secured thereby has been assumed; (d) all guaranties of obligations of others for borrowed money or guaranteed payment of Sellers’ obligations; (e) all obligations, contingent or otherwise, in respect of letters of credit and letters of guaranty, in each case solely to the extent drawn; and (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment that have been delivered which are represented by a note or other security, including, with respect to (a)-(f) above, all accrued and unpaid interest thereon through the Closing Date and any costs, prepayment penalties, premiums, consent or other fees, or costs incurred in connection with the repayment of debt.

“Intellectual Property” shall mean, collectively, all rights of any nature or kind in any of the following in any jurisdiction throughout the world: (a) Patent Rights, registered trademarks and service marks and applications therefor, Internet domain name registrations and copyright registrations and applications therefor (collectively, “Registered IP”); (b) unregistered trademarks and service marks, trade names, domain names, social media names, “tags,” and “handles”, trade dress, product configurations or other marks, names, logos and slogans embodying business or product goodwill or indications of origin, all translations, adaptations, derivations and combinations thereof, and all goodwill associated with the businesses in which the foregoing are used; (c) inventions and discoveries, whether patentable or unpatentable, whether or not memorialized in an invention disclosure, and whether or not reduced to practice, including articles of manufacture, business methods, compositions of matter, machines, methods, and processes and all improvements thereto; (d) unregistered copyrights, designs, mask works or other expressions and works of authorship and derivative works and translations thereof, all moral rights and visual artists’ rights in relation to the foregoing and to registered copyrights and applications therefor, (e) the right of privacy or publicity, and (f) trade secrets and know-how meeting the definition of a trade secret under the Uniform Trade Secrets Act (collectively, “Trade Secrets”) and all other Know-How.

“Inventory True-Up Amount” shall mean the absolute value of the difference of (a) the Final Inventory Amount minus (b) the Estimated Inventory Amount.

“IP Assignments” shall mean the Intellectual Property Assignments in the forms attached as Exhibit B.

“Ireland Employee(s)” means any employee or former employee of Sellers that habitually work or worked in Ireland.

“Know-How” shall mean all technical, scientific and other know-how and information, Trade Secrets, knowledge, technology, means, methods, processes, practices, formulas, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results and other material, including high-throughput screening and other drug discovery and development technology, pre-clinical and clinical trial results, investigational use information, manufacturing procedures, test procedures and purification and isolation techniques, (whether or not confidential, proprietary, patented or patentable) in written, electronic or any other form now known or hereafter developed, and all improvements, whether to the foregoing or otherwise, and other discoveries, developments, inventions, and other intellectual property (whether or not confidential, proprietary, patented or patentable).

“Law” shall mean any federal, state, local or foreign law, statute, constitution, ordinance, decree, requirement, code, order, judgment, settlement agreement, injunction, restriction, rule or regulation.

“Liability” shall mean any debt, liability, loss, commitment, adverse claim, fine, penalty or obligation of any nature, whether direct or indirect, pecuniary or not, asserted or unasserted, accrued or unaccrued, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, incurred or consequential, known or unknown, and whether due or to become due, including those arising under any Contract or Law.

“Licensed Intellectual Property” shall mean the Intellectual Property owned by a Third Party that is licensed by any Seller in the conduct of the Business, excluding Intellectual Property comprising, claiming or covering software or other information technology assets.

“Lioresal” shall mean the Product marketed by Sellers under the brand name Lioresal®, as further described on Schedule 1.1(a) to the Seller Disclosure Letter.

“Loss” or “Losses” shall mean, any and all losses, claims, damages, Liabilities, settlements, judgments, injuries, penalties, awards, reasonable and documented out-of-pocket fees and expenses (including reasonable fees and expenses of counsel), Taxes, costs (including costs of investigation and defense) of any nature, whether or not involving a claim.

“Lyvispah” shall mean the Product developed by Sellers with the brand name Lyvispah®, as further described on Schedule 1.1(a) to the Seller Disclosure Letter.

“Manufacture” and “Manufacturing” shall mean all activities related to the production, manufacture, processing, testing, filling, finishing, packaging, labeling, and shipping and holding (prior to distribution) of the Products or any intermediate thereof, including quality assurance and quality control.

“Manufacturing Documentation” shall mean any and all documentation that is necessary, required by applicable Laws and in the possession of Sellers (or any of their respective Affiliates) for the Manufacture of the Products (or any component thereof), including the following: manufacturing process validation reports; manufacturing instructions; batch record templates; manufacturing standard operating procedures; specifications and test methods for the Products, raw materials and stability; standard operating procedures and specifications for labeling, packaging, manufacturing and packaging instructions; master formula; validation reports (analytical, packaging and cleaning); stability data; and approved supplier lists.

“Material Adverse Effect” shall mean any event, occurrence, effect, matter, change, development or state of facts that, either alone or in combination with any other related effect, each occurring prior to the date of determination, is materially adverse to the Products, the Acquired Assets and the Assumed Liabilities, taken as a whole; provided, however, that, in determining whether a Material Adverse Effect has occurred, there shall be excluded from this definition any event, occurrence, effect, matter, change, development or state of facts that results, directly or indirectly, either alone or in combination, from: (a) effects generally affecting the industries or segments thereof in which the Business operates (including changes in general market prices and regulatory changes affecting such industries or segments generally); (b) general business, economic, or political conditions (or changes therein); (c) events affecting the financial, credit, or securities markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates; (d) any outbreak or escalation of hostilities or declared or undeclared acts of war, sabotage, terrorist attack, or any other act of terrorism; (e) earthquakes, hurricanes, tornadoes, floods, or other natural disasters, weather conditions, epidemics, pandemics or disease outbreak, or other force majeure events in any state, country, or region of the world; (f) any failure by the Business to meet budgets, plans, projections, or forecasts (whether internal or otherwise) for any period (it being understood that the underlying cause of the failure to meet such budgets, plans, projections, or forecasts may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by this definition); (g) changes in Law or interpretation thereof or GAAP; (h) events attributable to the announcement of the execution of this Agreement or any Transaction Document, the announcement of the transactions contemplated hereby or thereby, or the consummation of the transactions contemplated hereby or thereby, including as a result of the identity of Buyer; (i) any action or omission to act taken by Sellers or any of their Affiliates, which action or omission is (1) expressly contemplated by this Agreement or any other Transaction Document, or (2) consented to or requested by Buyer; (j) strikes, slowdowns, or work stoppages; (k) the approval, sale or offering for sale of any generic version of any Product in any country; or (l) any act or omission of or on behalf of Buyer; provided, further, that in the case of clauses (a), (b), (c), (d), (e), or (g) above, if such change, effect, event, occurrence, state of facts or development disproportionately affects the Products as compared to similar pharmaceutical products being manufactured, marketed or sold by pharmaceutical businesses, then the disproportionate aspect of such event, occurrence, effect, matter, change, development or state of facts may be taken into account in determining whether a Material Adverse Effect has occurred or will occur. The determination of the dollar value or impact of any effect under this definition will be based solely on the actual dollar value of such effect, on a dollar-for-dollar basis, and shall not take into account (x) any multiplier valuations, including any multiple based on earnings or other financial indicia, or (y) any incidental, indirect, or consequential damages or valuation impact.

“NDA” shall mean a New Drug Application filed with the FDA as described in 21 C.F.R. part 314, subparts A and B.

“Net Sales” shall mean the total gross sales of Products (number of units shipped times the invoice price per unit) by Buyer, its licensees, sub-licensees and Affiliates to independent Third Party purchasers of Products, less the following deductions as accrued:

(a) customary quantity discounts, cash discounts or chargebacks;

(b) sales and excise taxes, customs and any other taxes, all to the extent added to the sale price and paid by the selling party and not refundable in accordance with applicable Law and without reimbursement from any Third Party (but not including taxes assessed on or against the income derived from such sale);

(c) freight, insurance, customs clearing and other transportation charges to the extent added to the sale price and set forth separately as such in the total amount invoiced and without reimbursement from any Third Party;

(d) amounts to be repaid or credited by reason of rejections, defects, recalls or returns or because of retroactive price reductions, chargebacks, rebates, promotional discounts, promotional allowances, distribution fees or commissions; and

(e) rebates or allowances to group purchasing organizations, pharmacy benefit managers (PBMs), patient co-pay buydowns, patient assistance programs, managed health care organizations and to governments, including their agencies, or to trade customers, in each case that are not Affiliates of Buyer or its applicable licensee or sublicensee.

With the application of items (a)-(e), Net Sales shall be determined in accordance with GAAP. In the event that Buyer, its Affiliates or any of its licensees or sublicensees makes any adjustments to such deductions after the associated Net Sales have been reported pursuant to this Agreement, the adjustments will be reported and reconciled in the next report and payment of any payments due pursuant to Section 2.7. For the avoidance of doubt, (i) any payments between or among Buyer and its Affiliates, (ii) sales by Buyer or any of its Affiliates to a Third Party consignee shall not be recognized as Net Sales until the Third Party consignee sells the Products to another Third Party and so notifies Buyer, (iii) sales by Buyer or its Affiliates of the Products to a licensee or to a Third Party distributor or wholesaler shall be considered a sale to a licensee or to a Third Party customer and shall be included in Net Sales but any subsequent sale by any such licensee or Third Party distributor or wholesaler to a Third Party customer shall not be included in Net Sales, (iv) sales by any licensee of the Products to a Third Party customer shall be included in Net Sales only if such Product was not sold by Buyer or any of its Affiliates to such licensee in a sale transaction included in Net Sales (and with respect to any such sales of the Products by a licensee that are included in Net Sales hereunder, such Net Sales shall be calculated as Net Sales of Buyer and its Affiliates are calculated hereunder (except that such sales of the Products included in Net Sales pursuant to this clause (iv) shall only be deemed to be sold when Buyer receives written notice of such sale and a copy of the corresponding invoice)); provided, that, with respect to any Product resold by a licensee of Buyer or its Affiliate to whom Buyer or its Affiliate sells such Product, if Buyer derives any royalty or other consideration from such sale of Product to such licensee in addition to the sale or transfer price of such Product, then such sale or transfer price shall not be included in Net Sales and the subsequent sale of such Product by such licensee shall be included in Net Sales, and (v) the Products distributed as free promotional samples or supplied for free for use in research or development activities or for compassionate use shall be disregarded in determining Net Sales.

“Normalized Inventory Level” shall mean an amount of Inventory with a value of One Million Two Hundred Fifty Thousand US Dollars ($1,250,000.00).

“OFAC” shall mean the Office of Foreign Assets Control of the United States Department of the Treasury.

“Order” shall mean any order, judgment, decree, decision, determination, injunction, stipulation, or consent order of or with any Governmental Authority.

“Organizational Documents” shall mean the certificate or articles of incorporation, certificate of formation, bylaws, limited liability company agreement, partnership agreement or other governing documents of an entity, as applicable, in each case as amended.

“Patent Rights” shall mean: (a) all patents, patent applications (including provisional applications), statutory invention registrations, utility models, inventors’ certificates in any country or supranational jurisdiction worldwide; and (b) any substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, registrations, confirmations, re-examinations, extensions, supplementary protection certificates, and the like of any such patents or patent applications.

“PEO Benefit Plan” shall mean any employment, severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing, retention or deferred compensation plans, or other plans, contracts, programs, funds, or arrangements of any kind, in each case, in which employees or former employees of Sellers or any of their Affiliates participate as a result of being co-employed by a professional employer organization which is not sponsored or maintained by Sellers or any of their respective Affiliates.

“Permits” shall mean all licenses, permits, franchises, approvals, authorizations, consents or orders of, or filings with, any Governmental Authority, including all authorizations under the FDCA and the Controlled Substances Act, and the regulations of the FDA and the DEA promulgated thereunder, and all applications for any of the foregoing, in each case as amended from time to time.

“Permitted Encumbrances” shall mean (a) statutory liens arising out of operation of Law with respect to a Liability incurred in the ordinary course of business, (b) Encumbrances for Taxes, assessments and other governmental charges (i) not yet due, payable or delinquent or (ii) being contested in good faith by appropriate Proceedings, (c) with respect to the Assigned Contracts, Encumbrances arising under the express terms and conditions set forth in the Assigned Contracts, (d) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other like liens and security obligations incurred in the ordinary course of business, (e) implied or non-exclusive licenses to Intellectual Property to Manufacture Products entered in the ordinary course of business, (f) other imperfections of title or Encumbrances, if any, that, individually or in the aggregate, do not materially impair, and are not reasonably likely to materially impair, the continued use and operation of the Acquired Assets to which they relate in the Exploitation of the Products as conducted as of the date of this Agreement, and (g) Encumbrances arising solely as a result of actions of Buyer or its Affiliate.

“Person” shall mean an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or any Governmental Authority.

“Pipeline Products” shall mean the Products other than Lioresal.

“Proceeding” shall mean any criminal, judicial, administrative or arbitral action, audit, charge, arbitration, proceeding, complaint, demand, grievance, hearing, inquiry, investigation, litigation, mediation, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or private arbitrator or mediator.

“Product Confidential Information” shall mean, whether in electronic, paper or other form, all technical data, Know-How, Trade Secrets, confidential business information, manufacturing and production processes and techniques, business methods, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, and customer, distributor, reseller and supplier lists and information and other correspondence, records, documentation and proprietary or non-public information, in each case to the extent related to the Products, the Business, the Assumed Liabilities, and/or the Acquired Assets (including the Acquired Intellectual Property and all Product Know-How).

“Product Know-How” shall mean all Know-How that is owned or purported to be owned by Sellers or any of their respective Affiliates as of the Closing Date and that relates solely to the Products.

“Product Labeling” shall mean, with respect to a Product, (a) the full prescribing information for such Product, including any required patient information and (b) all labels and other written, printed or graphic matter upon a container, wrapper or any package insert utilized with or for such Product.

“Products” shall mean (a) Lioresal and Lyvispah and (b) the pharmaceutical product under development by Sellers and their Affiliates under the name “SIL-1006”, in each case of clauses (a) and (b), as more specifically described on Schedule 1.1(a) to the Seller Disclosure Letter. References in this Agreement to any “Product” with respect to periods following the Closing shall also include (i) any Improvements to any Product referred to in the preceding sentence of this definition, including any authorized generic version of any such Product and (ii) any product sold pursuant to the Baclofen ANDA.

“Proration Agreements” means (a) the Asset Purchase and License Agreement, dated as of January 15, 2016, by and between Medtronic, Inc. and SIL (as amended on December 13, 2016) and (b) the Patent and Technology License Agreement, dated as of March 1, 2019, by and between The Board of Regents of The University of Texas System, on behalf of The University of Texas M. D. Anderson Cancer Center, and SIL.

“Purchase Price” shall mean the Closing Date Payment and the amount of the Earn-Out Payments made hereunder (if any).

“Registered IP” shall have the meaning set forth in the definition of “Intellectual Property”.

“Regulatory Approval” shall mean, with respect to any Product in any country or regulatory jurisdiction, any and all approvals, Permits, licenses, price and reimbursement approvals, registrations, clearances or authorizations from Governmental Authority solely in respect of the Exploitation of the Products for use in such country or jurisdiction in accordance with applicable Law.

“Regulatory Authority” shall mean any Governmental Authority that is concerned with the safety, efficacy, reliability, Manufacture, Commercialization, Exploitation, investigation, research, development, sale, distribution or marketing of pharmaceutical products, medical products, biologics or biopharmaceuticals, including the FDA.

“Regulatory Correspondence” shall mean all applications, submissions, filings, reports or other documents, submitted or required to be submitted to any Governmental Authority, including the FDA, including amendments or supplements to any such documents and correspondence and other submissions related thereto (including minutes and official contact reports relating to any communications with any Governmental Authority), annual reports, safety reports, including Adverse Event reports, other periodic reports, and electronic establishment registration and drug listing files, as well as all correspondence received from such Governmental Authority and regulatory and clinical files and data pertaining to the foregoing in possession of Sellers or their respective Affiliates, whether in paper or electronic form.

“Regulatory Documentation” shall mean all regulatory, scientific and technical documents, and any other books and records, owned, maintained or in the possession of Sellers or their respective Affiliates and related solely to the Products, including (a) the Regulatory Correspondence, (b) all applications, registrations, clearances, licenses, authorizations and approvals (including all Regulatory Approvals), and non-clinical and clinical study authorization applications or notifications (including all supporting files, writings, data, studies and reports) prepared for submission to a Governmental Authority or research ethics committee with a view to the granting of any Regulatory Approval, (c) correspondence and reports with or to Regulatory Authorities necessary to Exploit the Products as of or following the Closing Date submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority) and relevant supporting documents submitted to or received from Regulatory Authorities with respect thereto, including regulatory drug lists, final versions of advertising and promotion documents, Product Labeling used as of the Closing Date, Adverse Event files and complaint files, (d) all research and development data (including all bioequivalence and other clinical trial data) and investigational use information related to the Acquired Assets or the Products, including those contained in or generated in support of the INDs, NDAs or ANDA, together with all applicable books and records, (e) all development work, formulations, and analytical methods related to the Products or any IND, NDA or ANDA and any applicable supplements thereto, and (f) all data (including clinical and pre-clinical data) and investigational use related to the Products contained in any of the foregoing.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective directors, managers, officers, employees, agents, insurance providers, and advisors.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Seller Benefit Plan” shall mean any employment, severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing, retention or deferred compensation plans, or other plans, contracts, programs, funds, or arrangements of any kind, in each case that are sponsored or maintained by Sellers or any of their respective Affiliates and in which employees or former employees of Sellers or any of their Affiliates participate, other than a PEO Benefit Plan.

“Seller Disclosure Letter” shall mean the disclosure letter that Sellers have delivered to Buyer as of the date of this Agreement, as updated from time to time pursuant to Section 11.8.

“Seller FDA Letter” shall mean a letter from the applicable Seller to the FDA, advising the FDA of the transfer of the NDAs and ANDA included in the Acquired Product Registrations to Buyer, which shall be in customary form reasonably acceptable to the Parties.

“Seller Name” shall mean any trademark, brand name, slogan, logo, Internet domain name, corporate name, or other identifier of source or goodwill that includes the word “Saol”.

“Sellers’ Knowledge” shall mean the actual knowledge of any employee of Sellers listed on Schedule 1.1(b) to the Seller Disclosure Letter and the knowledge that they would have if they had made reasonable inquiry of Sellers’ employees who would be expected to have knowledge as to the matters represented.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” shall mean all taxes, charges, fees, duties, levies or other similar assessments in the nature of a tax, including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, and employees’ income withholding, unemployment and Social Security taxes, which are imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions to tax related thereto.

“Third Party” shall mean any Person other than the Parties or their respective Affiliates.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property”.

“Transaction Documents” shall mean this Agreement, the Seller Disclosure Letter, the Transition Agreement, the Bill of Sale, the IP Assignments, the Buyer FDA Letter and the Seller FDA Letters and the other agreements, documents, instruments, exhibits, annexes, schedules or certificates contemplated hereby and thereby.

“TUPE” means the European Communities (Protection of Employees on Transfer of Undertakings) Regulations 2003.

“US Dollar” or “$” shall mean the lawful currency of the United States of America.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

1.2 Other Defined Terms. The following terms are defined in the Sections indicated.

Acquired Assets	2.2(a)
Acquired Books and Records	2.2(a)(v)
Acquired Intellectual Property	2.2(a)(i)
Acquired Product Registrations	2.2(a)(iv)
Acquired Regulatory Documentation	2.2(a)(vii)
Agreement	Preamble
Allocation Schedule	2.10
Assigned Contracts	2.2(a)(vi)
Assumed Liabilities	2.3(a)
Buyer Employee	7.5(a)
Business Employees	7.5(a)
Business Information	5.7(b)
Buyer	Preamble
Buyer Indemnified Parties	10.2(a)
Claim	10.5(a)
Closing	3.1
Closing Date	3.1
Closing Date Payment	2.5(a)
Closing Inventory Statement	2.6(b)
COBRA	4.11(d)
Competing Product	7.12(a)
Confidential Information	7.2(b)
Counsel	11.10
Deductible	10.3(a)
Delayed Assignment Contract	2.4(e)
Developer Agreement	4.5(g)
Earn-Out Payment	2.7(a)
Earn-Out Start Date	2.7(a)
Eligible Insurance Proceeds	10.3(b)
Emerald	Preamble
Estimated Inventory Amount	2.6(a)
ETRL	Preamble

Excluded Assets	2.2(b)
Excluded Liabilities	2.3(b)
Existing Confidentiality Agreement	7.2(a)
Final Inventory Amount	2.6(d)
Final Inventory Determination Date	2.6(d)
Financial Information	4.9(a)
Indemnified Parties	10.2(b)
Indemnifying Party	10.5(a)
Independent Accountants	2.6(c)
Inventory	2.2(a)(ii)
Inventory Count	2.6(b)
IP Claims	4.5(d)
Marketing Materials	2.2(a)(iii)
Mayer Brown	11.9
Net Sales Report	2.7(b)
Outside Date	9.1(b)
Parent	7.12(a)
Party	Preamble
Pre-Closing Engagements	11.10
Privacy Policies	4.5(h)
Privileged Communications	11.10
Qualifying Loss	10.3(a)
Reports	4.13(c)
Restriction Period	7.12(a)
Seller or Sellers	Preamble
Seller 401(k) Plan	7.5(c)
Seller Indemnified Party	10.2(b)
SIDL	Preamble
SIL	Preamble
SIRL	Preamble
STI	Preamble
STRL	Preamble
Third Party Claim	10.5(a)
Transfer Taxes	7.14(a)
Transition Agreement	3.2(b)

1.3 Accounting Conventions. Except as otherwise expressly provided herein, each accounting term used herein, including within the defined terms herein, shall have the meaning that is applied thereto in accordance with GAAP, consistently applied.

1.4 Business Days. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon any day which is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding Business Day.

1.5 Other Definitional Provisions and Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Exhibits and Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine, or neuter gender or the singular or plural form of words in this Agreement shall not limit any provision of this Agreement. The meaning assigned to each term defined in this Agreement shall be equally applicable to both the singular and the plural forms of such term. The use of “including” or “include” will in all cases mean “including, without limitation” or “include, without limitation,” respectively. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any Contract (including this Agreement), document, or instrument shall mean such Contract, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement. Reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Underlined references to Articles, Sections, clauses, Exhibits or Schedules (other than Schedules to the Seller Disclosure Letter) shall refer to those portions of this Agreement. Unless the context requires otherwise, the use of the terms “hereunder,” “hereof,” “hereto,” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit or Schedule to, this Agreement. All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement, unless otherwise defined in such certificate or other document. Any document, list, or other item shall be deemed to have been “provided” to Buyer for all purposes of this Agreement if such document, list, or other item was posted in the Data Room or a physical or electronic copy thereof was delivered (including via email) to Buyer or its Representatives at least two (2) Business Days prior to the date hereof. The Parties have participated jointly in the negotiation and drafting of this Agreement, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation of this Agreement.

ARTICLE 2

PURCHASE AND SALE OF ASSETS;

ASSIGNMENT AND ASSUMPTION; CONSIDERATION

2.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, at Closing, Sellers shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire from Sellers all right, title and interest of Sellers in, to and under the Acquired Assets, free and clear of any Encumbrances (other than Permitted Encumbrances), in exchange for (x) payment by Buyer of the Closing Date Payment, (y) Buyer’s covenant to make the payments set forth in Sections 2.5(b) (if applicable) and 2.5(c) and (z) the assumption by Buyer of the Assumed Liabilities and its agreement to cause all Assumed Liabilities to be paid, performed and discharged when due. Acquired and Excluded Assets.

(a) The term “Acquired Assets” shall mean all of Sellers’ right, title and interest in, to and under those certain assets, properties and rights identified below in this Section 2.2(a):

(i) all of the following Intellectual Property owned or purported to be owned by Sellers: (A) all Patent Rights claiming or covering the Products or the Exploitation of the Products, including those Patent Rights identified on Schedule 2.2(a)(i)(A) to the Seller Disclosure Letter; (B) all Registered IP claiming, covering or used in connection with the Products or the Exploitation of the Products, and all material unregistered trademarks, trade names, service marks, copyrights and domain names and social media names, “tags,” and “handles” identified on Schedule 2.2(a)(i)(B) to the Seller Disclosure Letter, including all registrations or applications for registrations thereof with Governmental Authorities, in each case, for purposes of this clause (B), other than Patent Rights and other than any of the foregoing that are, or that cover, contain or comprising, any Seller Name; (C) the Product Know-How; and (D) all goodwill appurtenant to, or associated with, any of the foregoing, any and all rights of renewal relating to any of the foregoing, and all past, present or existing, and future claims, causes of action, rights of recovery and rights of set-off of any kind (including the right to sue and recover for infringements or misappropriations) against any Person related to or arising from any of the foregoing (collectively, the “Acquired Intellectual Property”);

(ii) all (A) finished Products and Product samples owned by and held for sale or distribution by or on behalf of any Seller on the Closing Date, (B) API and other raw materials, excipients, intermediates, operating supplies, ingredients and packaging materials owned by and held for use in or in respect of such Products by or on behalf of any Seller on the Closing Date and (C) work in process in respect of such Products, owned by and held by or on behalf of any Seller on the Closing Date, including any such Inventory being held on consignment, bailment or other arrangement (collectively, the “Inventory”);

(iii) all marketing materials, research data, customer and sales information, product literature, advertising and other promotional materials and data, and training and educational materials, in each case used or held for use solely in the Business or that relate solely to the Products and/or their Exploitation, in whatever form or medium (e.g., audio, electronic, visual or print), including the materials described on Schedule 2.2(a)(iii) to the Seller Disclosure Letter (collectively, the “Marketing Materials”);

(iv) all INDs, NDAs, ANDAs and other Regulatory Approvals held by Sellers or that are pending before the FDA or any other Governmental Authority with respect to any of the Products, including those specified on Schedule 2.2(a)(iv) to the Seller Disclosure Letter, and all applications for modification, extension or renewal thereof, and any applications for any new Regulatory Approvals (collectively, the “Acquired Product Registrations”);

(v) all books and records (financial and otherwise) in whatever form or medium (e.g., audio, electronic, visual or print), including all books of account, ledgers, general, financial and accounting records (including worksheets and work papers), tangible data, files, invoices, billing records, customers’ and suppliers’ lists, other distribution lists, pricing information, manuals, laboratory records and preclinical, clinical and marketing studies (but expressly excluding any and all such books and records comprising electronic mail of Sellers), regulatory notes, letters, consulting reports, marketing reports, manufacturing information and reports, design drawings to the extent (and only to the extent) related to the other Acquired Assets or Assumed Liabilities, in each case in existence on the Closing Date, including books and records that document Product Know-How (the “Acquired Books and Records”), it being agreed and acknowledged that (A) Sellers shall be entitled to redact or otherwise remove or eliminate from any of the foregoing any data, information or materials that is not related to the Acquired Assets or Assumed Liabilities and (B) nothing in this clause (v) shall be deemed to require Sellers or their Affiliates to create any of the foregoing;

(vi) subject to Section 2.4, other than Contracts designated with an asterisk (*) on Schedule 2.2(b)(v), all Contracts to which any Seller is a party that relate exclusively to the Products, the Exploitation of the Products or the Baclofen ANDA, including the Contracts set forth in Schedule 2.2(a)(vi) to the Seller Disclosure Letter and the rights to assert claims and take other actions in respect of breaches or other violations of the foregoing occurring after Closing (the “Assigned Contracts”);

(vii) all Regulatory Documentation to the extent it relates to the Products (the “Acquired Regulatory Documentation”);

(viii) all Manufacturing Documentation;

(ix) any and all (i) causes of action and/or claims of Sellers or any of their Affiliates (including remedies thereunder), and (ii) amounts due to Sellers or any of their Affiliates in respect of, actions or judgments; in either case relating to or arising from one or more of the Acquired Assets and arising in respect of, or otherwise attributable to, the period after the Closing Date, including unliquidated rights under manufacturers’ or vendors’ warranties in respect of Acquired Assets;

(x) the equipment set forth on Schedule 2.2(a)(x) to the Seller Disclosure Letter;

(xi) all rights of Sellers under or pursuant to all warranties, representations, indemnities and guarantees made by suppliers, manufacturers, intermediaries, distributors and contractors in connection with products sold to Seller and comprising or incorporated in any Acquired Asset, but excluding such rights with respect to any Excluded Asset; and

(xii) all goodwill and other intangible assets associated with the Acquired Assets or the Products.

(b) Notwithstanding anything to the contrary contained in this Agreement, the following assets, properties and rights of Sellers and their Affiliates shall be retained by Sellers and their Affiliates and shall be excluded from the Acquired Assets (collectively, the “Excluded Assets”):

(i) all cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, including all cash residing in any collateral cash account securing any obligation or contingent obligation, together with all accrued but unpaid interest thereon, and all bank, brokerage, or other similar accounts;

(ii) all accounts receivable, notes receivable and other Indebtedness due and owed by any third party to Sellers or their Affiliates as of the end of the day immediately prior to the Closing Date, including all trade accounts receivable representing amounts receivable in respect of goods shipped, products sold or services rendered prior to the day immediately prior to the Closing Date and the full benefit of any security for such accounts or debts;

(iii) the Seller Names and all goodwill associated therewith;

(iv) all minute books, Organizational Documents, stock certificates, stock ledgers, and other corporate records of Sellers and their Affiliates;

(v) other than the Assigned Contracts, all Contracts to which Sellers or any of their Affiliates are a party, including those set forth on Schedule 2.2(b)(v) to the Seller Disclosure Letter (the “Excluded Contracts”);

(vi) all right, title, and interest in or to any Intellectual Property owned, leased, or licensed by Sellers or any of their Affiliates other than the Acquired Intellectual Property and Licensed Intellectual Property;

(vii) all Permits of Sellers or any of their Affiliates other than the Acquired Product Registrations;

(viii) all books, records, data, documents and other materials owned by or in possession of Sellers other than the Acquired Books and Records, including all books, records, documents, and other materials prepared or received by or on behalf of Sellers and their Affiliates in connection with the proposed sale of the Acquired Assets, including indications of interest and offers received from prospective purchasers;

(ix) all communications involving attorney-client confidences between Sellers or their respective Affiliates, on the one hand, and their respective legal counsel, including Mayer Brown LLP (including, for the avoidance of doubt, all of the client files, records and attorney work product in the possession of any such legal counsel), on the other hand;

(x) all rights of Sellers under this Agreement and the other Transaction Documents;

(xi) other than the Acquired Books and Records, the Inventory and the Marketing Materials, all tangible personal property and other fixed assets and interests therein, including all vehicles and equipment owned or leased by Sellers or any of their Affiliates;

(xii) all assets under or relating to any Seller Benefit Plan or any PEO Benefit Plan;

(xiii) all files and records associated with employees of Sellers and all former or retired employees of Sellers;

(xiv) all claims for and rights to receive refunds, rebates, or similar payments of Taxes relating to any taxable period or portion thereof ending prior to the Closing Date, and all Tax Returns, notes, worksheets, files or other documents relating thereto;

(xv) all policies of fire, liability, medical, workers’ compensation, title, and other forms of insurance owned or held by Sellers and their Affiliates, together with all rights, claims, or causes of action under such policies arising out of transactions or other events occurring prior to the Closing Date; and

(xvi) all other properties, assets, goodwill and rights of Sellers and their Affiliates of whatever kind and nature, real, personal or mixed, tangible or intangible that are not expressly included among the Acquired Assets pursuant to Section 2.2(a).

2.3 Assumption of Liabilities.

(a) Without limiting the Transition Agreement, from and after the Closing Date, Buyer shall assume, pay, perform and discharge when due, or reimburse Sellers and their Affiliates for, only the following Liabilities relating to the Acquired Assets (collectively, the “Assumed Liabilities”), without further recourse to Sellers or any of their Affiliates, to the extent not previously performed or discharged:

(i) any and all Liabilities arising out of or relating to the ownership or use of the Acquired Product Registrations or the Acquired Intellectual Property arising on or after the Closing Date;

(ii) all accounts payable, accrued expenses and other current liabilities relating to the Business to the extent arising on or after the Closing Date; provided, that Buyer shall not assume any Liabilities attributable to any failure by Sellers to comply with the terms of the Assigned Contracts prior to Closing;

(iii) any and all Liabilities arising out of or relating to Proceedings arising after Closing and relating to the ownership, use or sale of any of the Acquired Assets or the sale of the Products, (including any Liabilities relating to any product liability, consumer protection, consumer fraud, breach of warranty or similar claim for injury to Person or property), solely to the extent relating to Products sold after the Closing; provided that any such Liabilities relating to the use of the Products in patients who began using any Product prior to the Closing Date shall be apportioned between Sellers, on the one hand, and Buyer, on the other hand, based on the time period and gross margin of the applicable Product that was sold during such period;

(iv) any and all Liabilities arising out of the manufacture, production, distribution, marketing, sale or use of any Product based on, utilizing or otherwise incorporating all or any portion of the Acquired Assets and that is sold on or after the Closing Date;

(v) any and all Liabilities to the extent arising out of or relating to the Assigned Contracts on or after the Closing Date (including all Liabilities arising out of or relating to any termination or announcement or notification of any party to terminate any of the Assigned Contracts); provided, that Buyer shall not assume any Liabilities attributable to any failure by Sellers to comply with the terms of the Assigned Contracts prior to Closing;

(vi) Liabilities to customers for Products that have not yet been delivered as of the Closing Date; provided that Buyer shall not assume any Liabilities attributable to any failure by Sellers to comply with the terms of the Assigned Contracts prior to Closing; and provided further that Sellers and their Affiliates are not entitled to any payments from such customers for such Products;

(vii) all Liabilities arising out of or relating to the recall or market withdrawal of any Product or post-sale warning in respect of any Product that is sold by Buyer or its Affiliates on or after the Closing Date;

(viii) all Liabilities after the Closing Date relating to any research, investigational use, clinical study, clinical trial or post-marketing commitment regarding any Product, including any of the foregoing that was required or requested by any Governmental Authority prior to, on or after the Closing Date; and

(ix) all other Liabilities of Sellers and their Affiliates, to the extent arising out of or relating to the Acquired Assets or the Business on or after the Closing Date (including any Proceeding arising out of or relating to the ownership, use or sale of any of the Acquired Assets or conduct of the Business on or after the Closing Date).

No assumption by Buyer of any of the Assumed Liabilities shall relieve or be deemed to relieve Sellers from any Liability under this Agreement with respect to any representations or warranties or covenants made by Sellers to Buyer.

(b) Except for the Assumed Liabilities, and without limiting the Transition Agreement, Buyer is not assuming pursuant to this Agreement or the transactions contemplated hereby, and will have no liability for, any Liabilities of Sellers, or any of their respective predecessors in interest, of any kind, character or description whatsoever (“Excluded Liabilities”), all of which shall continue to be Liabilities of Sellers. Without intending to limit the generality or effect of the foregoing, subject to Section 2.4(c), Excluded Liabilities shall include the following Liabilities of Sellers and their respective predecessors in interest:

(i) all Liabilities of Sellers under this Agreement or any other Transaction Document;

(ii) any and all Liabilities arising out of or relating to the ownership or use of the Acquired Assets, including the Acquired Product Registrations and the Acquired Intellectual Property or the Licensed Intellectual Property, arising prior to the Closing Date, including the assignment fee owing in connection with the assignment of the Patent and Technology License Agreement, dated March 1, 2019, between The Board of Regents of The University of Texas System, on behalf of the University of Texas M.D. Anderson Cancer Center and SIL;

(iii) all Liabilities for accounts payable, accrued expenses and other current liabilities of Sellers and their Affiliates, other than the accounts payable, accrued expenses and other current liabilities assumed pursuant to Section 2.3(a)(ii);

(iv) all Liabilities under Contracts of Sellers other than the Assigned Contracts;

(v) any and all Liabilities arising out of or relating to (A) Proceedings to the extent relating to the ownership, use or sale of any of the Acquired Assets or the Exploitation of the Products prior to the Closing (including any Liabilities relating to any product liability, marketing activities, consumer protection, consumer fraud, breach of warranty or similar claim for injury to Person or property) or any other conduct of Sellers or their respective Affiliates prior to the Closing;

(vi) any and all Liabilities to the extent attributable to Sellers’ ownership or use of the Acquired Assets and/or the Exploitation of the Products, or any other conduct of Sellers or any of their respective Affiliates, prior to the Closing;

(vii) any Indebtedness of Sellers or any of their Affiliates;

(viii) all Liabilities to the extent related to the Excluded Assets;

(ix) all Liabilities arising in connection with, or relating to, (i) Taxes of or with respect to Sellers, including any and all Taxes of any Person (other than Sellers) imposed on or payable by Sellers or any of their respective predecessors in interest pursuant to any Law (including Treasury Regulations Section 1.1502-6 or any similar provision of any state, local or non-U.S. Law), as a transferee or successor, under any Contract or otherwise, (ii) Taxes that relate to the Acquired Assets or the Assumed Liabilities, in each case, for taxable periods (or portions thereof) ending on or before the Closing Date, including any Taxes related to sales, or (iii) Income Taxes arising as a direct result of the sale of the Acquired Assets pursuant to this Agreement;

(x) except to the extent specifically provided in Section 7.5, all Liabilities arising out of, relating to or with respect to (i) the employment or performance of services, or termination of employment or services by Sellers or any of its Affiliates of any individual, (ii) any Seller Benefit Plan or any PEO Benefit Plan; or (iii) workers’ compensation claims against Sellers or any of their respective Affiliates that relate to the period before the Closing, irrespective of whether such claims are made prior to or after the Closing;

(xi) all Liabilities in respect of abandoned or unclaimed property reportable under any state or local unclaimed property, escheat or similar Law where the dormancy period elapsed prior to the Closing Date; and

(xii) any Liabilities of Sellers (i) arising by reason of any violation (or violation alleged in writing) of any Law prior to Closing, or (ii) arising by reason of any breach (or breach alleged in writing) by Sellers of any Contract or Order prior to Closing.

2.4 Assignment of Contracts, Acquired Product Registrations, Etc.

(a) Notwithstanding anything in this Agreement to the contrary (but without limitation of Sellers’ representations and warranties contained in Section 4.3), this Agreement shall not constitute an agreement to assign or transfer (or to obtain a replacement for) any asset (including any Acquired Product Registration or Assigned Contract) or any claim, right or benefit arising under or resulting from such asset if the assignment or transfer thereof, without the consent or waiver of a Third Party, would (i) constitute a breach or other contravention of the rights of such Third Party, (ii) constitute a breach of applicable Law or any requirement of or restriction by any Governmental Authority, (iii) be ineffective with respect to any party to an agreement concerning such asset or upon such assignment or transfer, or (iv) in any way adversely affect the rights of any Seller (other than by virtue of the mere transfer or assignment of such asset) or Buyer. If any transfer or assignment by a Seller to, or any assumption by Buyer of, any interest in, or liability, obligation or commitment under, any asset or related claim, right or benefit requires the consent or waiver of a Third Party, then such transfer or assumption shall be made subject to such consent or waiver being obtained.

(b) With respect to any Consent or waiver referred to in Section 2.4(a) that is not obtained prior to Closing, for a period of time that, unless otherwise provided in the Transition Agreement, ends on the earlier of (i) the twelve (12) month anniversary of the Closing Date and (ii) the date of the expiration of the then-current term of the applicable Acquired Asset (including any Acquired Product Registration or Acquired Contract), then, with respect to such applicable Acquired Asset, Sellers and Buyer shall use commercially reasonable efforts, and shall cooperate with each other, to obtain any such required Consent and (other than with respect to the Delayed Assignment Contracts) shall cooperate in any lawful and reasonable arrangement reasonably proposed by Buyer under which Buyer shall obtain substantially similar economic and, to the extent permitted under applicable Law, operational, benefits to those it would obtain in had such Acquired Asset been transferred to Buyer as of the Closing; provided, however, that Buyer shall pay or satisfy all the costs, expenses, obligations and liabilities incurred by Buyer or Sellers or any of their respective Affiliates in connection with any such alternative arrangements (other than legal fees incurred by Sellers and their Affiliates in connection with documenting and negotiating such arrangement, which shall be borne by Sellers). Such reasonable arrangement may include (A) the subcontracting, sublicensing or subleasing to Buyer of any and all rights of Sellers against the other party to a Third Party Contract arising out of a breach or cancellation thereof by the other party, and (B) the enforcement by Sellers of such rights, and provided, further, that in all cases such cooperation shall not include any requirement that any Party or any of such Party’s Affiliates (1) expend money, (2) commence, defend or participate in any Proceeding or (3) incur any obligation in favor of, or offer or grant any accommodation (financial or otherwise) to, any Third Party. To the extent permitted under applicable Law, Sellers shall, at Buyer’s expense, hold in trust for and pay to Buyer promptly upon receipt thereof, all income, proceeds and other monies received by Sellers to the extent related to any such Acquired Asset in connection with the arrangements under this Section 2.4. Once such Consent is obtained, Sellers shall sell, assign, transfer, convey and deliver to Buyer the relevant Acquired Asset (other than the Delayed Assignment Contracts, which shall be sold, conveyed, assigned, transferred and delivered in accordance with Section 2.4(e)) to which such consent, authorization, approval or waiver relates for no additional consideration.

(c) Buyer shall be responsible for paying, and shall pay, directly, all amounts owed under the Proration Agreements. Sellers, however, shall bear the cost of a portion of the aggregate royalties incurred under each Proration Agreement in the calendar quarter (as applicable, the three (3)-month period ending March 31, June 30, September 30 or December 31) or calendar year, as applicable, depending how the applicable obligation is measured, in which the Closing Date occurs determined by dividing the number of days in such quarter or year up to the Closing Date by the total number of days in such quarter.

(d) If any of the Regulatory Approvals included in the Acquired Assets are not assignable or transferable without obtaining a replacement Regulatory Approval, then, notwithstanding anything to the contrary in this Agreement or any other Transaction Document, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of any such Regulatory Approval, and Sellers shall cooperate, to the extent commercially reasonable, with Buyer in its efforts to obtain a replacement or substitute Regulatory Approval issued in Buyer’s name. If any replacement Regulatory Approval has not been obtained prior to the Closing Date, Seller shall allow Buyer to operate under Sellers’ Regulatory Approval, if permitted by applicable Law or applicable Governmental Authorities, for a period of up to one hundred eighty (180) days after the Closing Date (or such longer period as may be reasonably necessary for Buyer, using its commercially reasonable efforts, to obtain the replacement Regulatory Approval).

(e) Without prejudice to Section 2.4(a), the Assigned Contracts listed on Schedule 2.4(e) to the Seller Disclosure Letter (the “Delayed Assignment Contracts”) shall not be sold, conveyed, assigned, transferred and delivered to Buyer at the Closing but instead shall be assigned and transferred on the Cutover Date (as defined in the Transition Agreement), subject to any required Consents of counterparties thereto having theretofore been obtained (it being understood, for the avoidance of doubt, that the Delayed Assignment Contracts shall otherwise be deemed to be Acquired Assets for all purposes hereunder and Buyer shall be responsible for the Assumed Liabilities relating to the Delayed Assignment Contracts from and after the Closing and shall be entitled to all rights and benefits accruing after the Closing under such Delayed Assignment Contracts).

2.5 Consideration for Acquired Assets. As consideration for the Acquired Assets, in addition to the assumption of the Assumed Liabilities:

(a) Upon Closing, Buyer shall pay Sellers an amount in cash (the “Closing Date Payment”), in immediately available U.S. funds, equal to the sum of (i) Eighty Three Million Five Hundred Thousand US Dollars ($83,500,000.00) (the “Upfront Cash Amount”), plus (ii) an amount (which may be positive or negative) equal to (A) the Estimated Inventory Amount minus (B) the Normalized Inventory Level, plus (iii) the GDUFA Fee Amount. The Closing Date Payment shall be paid by wire transfer to Sellers in the amounts and to the accounts specified by Sellers prior to Closing.

(b) Following Closing, the Inventory True-Up Amount shall be paid by Buyer or Sellers, as applicable, subject to and in accordance with Section 2.6(d).

(c) Following Closing, Buyer shall pay Sellers the Earn-Out Payments, if any, subject to and in accordance with Section 2.7 and Section 7.11.

2.6 Inventory.

(a) The Estimated Inventory Amount (as defined below) shall be determined on the basis of the quantities of Inventory as of the close of business on the Business Day immediately prior to the Closing Date and calculated using the applicable valuation principles set forth on Schedule 2.6(a) to the Seller Disclosure Letter. Not earlier than five (5) Business Days prior to the Closing Date, Sellers shall estimate in good faith the quantities of Inventory and, on the basis of such estimate, prepare a statement setting forth the units comprising such estimated Inventory as of the date on which such estimate was made and, on the basis thereof, the value of such Inventory (the “Estimated Inventory Amount”).

(b) As soon as practicable after Closing, and in any event within twenty (20) Business Days after the Closing Date, representatives of each Party shall jointly undertake an evaluation of all Inventory utilizing the procedures and principles set forth on Schedule 2.6(a) to the Seller Disclosure Letter (the “Inventory Count”) and, on the basis of such Inventory Count, prepare a mutually agreeable statement (a “Closing Inventory Statement”) setting forth, in reasonable detail, the aggregate value of the Inventory as of the close of business on the Business Day immediately preceding the Closing Date. The aggregate value of the Inventory for purposes of the Closing Inventory Statement shall be determined in accordance with Section 2.6(a) based on the applicable valuation principles set forth on Schedule 2.6(a) to the Seller Disclosure Letter. In the event the Parties, acting in good faith, are unable to agree upon the calculation of the value of the Inventory for purposes of the Closing Inventory Statement, such dispute shall be resolved in accordance with Section 2.6(c).

(c) If the Parties are unable to agree upon the calculation of the value of the Inventory for purposes of the Closing Inventory Statement within ten (10) Business Days following the Inventory Count, the Parties shall appoint by mutual agreement an impartial nationally recognized firm of independent certified public accountants (which firm shall not be the regular auditors of any Party or their respective Affiliates) (the “Independent Accountants”) to resolve the matters in dispute (in a manner consistent with this Section 2.6 and with any matters not in dispute), and the determination of the Independent Accountants in respect of the correctness of each matter remaining in dispute shall be conclusive and binding on the Parties (absent manifest error). Each Party shall present its calculation of the value of the Inventory, and specify the items in dispute, to the Independent Accountants. For the sake of clarity, the Independent Accountants shall (i) only address those matters that are in dispute by the Parties and the decision for each disputed amount must be within the range of values assigned to each such item by Sellers and Buyer, respectively, (ii) make its determination in accordance with the requirements of this Section 2.6 and (iii) be directed to render its reasoned written decision with respect to each disagreement asserted as promptly as practicable but in no event later than thirty (30) days after submission to it of all matters in dispute. Judgment may be entered upon the determination of the Independent Accountants in any court having jurisdiction over the party against which such determination is to be enforced. The Parties shall bear a portion of the fees and expenses of the Independent Accountants, calculated as follows: Sellers shall pay a portion of such fees and expenses equal to (A) the total of such fees and expenses multiplied by (B) a fraction, the numerator of which is the amount by which the aggregate value of the Inventory calculated by Sellers exceeds the aggregate value of the Inventory as determined by the Independent Accountants and the denominator of which is the difference between the aggregate value of the Inventory calculated by Buyer and the aggregate value of the Inventory calculated by Sellers; and Buyer shall pay the remaining portion (if any) of such fees and expenses. Any determinations by the Independent Accountants, and any work or analyses performed by the Independent Accountants in connection with its resolution of any dispute under this Section 2.6 shall not be admissible in evidence in any suit, action or other proceeding among the Parties, other than to the extent necessary to enforce payment obligations under Section 2.6(d).

(d) The value of the Inventory determined in accordance with this Section 2.6, whether by agreement of the Parties or by the Independent Accountants, is referred to herein as the “Final Inventory Amount” and the date on which the Final Inventory Amount is determined is referred to herein as the “Final Inventory Determination Date”. The Estimated Inventory Amount shall be adjusted as follows:

(i) if the Final Inventory Amount is greater than the Estimated Inventory Amount, Buyer shall, within five (5) Business Days after the Final Inventory Determination Date, pay Sellers an amount in cash equal to the Inventory True-Up Amount;

(ii) if the Final Inventory Amount is less than the Estimated Inventory Amount, Sellers shall, within five (5) Business Days after the Final Inventory Determination Date, pay Buyer an aggregate amount in cash equal to the Inventory True-Up Amount; and

(iii) if the Final Inventory Amount is equal to the Estimated Inventory Amount, no payment shall be required pursuant to this Section 2.6(d).

Each such payment shall be made to Sellers or Buyer (as the case may be) in such respective amounts and in accordance with such wire instructions as Sellers or Buyer (as the case may be) shall specify in writing. The amount of any payments made pursuant to Section 2.6(d) shall be deemed an adjustment to the Purchase Price for all purposes hereunder.

2.7 Earn-Out Payments.

(a) Earn-Out Payments. Subject to Section 10.6, following the earlier of June 1, 2023 and the date that is twelve (12) months following the date of the First Commercial Sale of Lyvispah (such date, the “Earn-Out Start Date”), Buyer shall pay to Sellers (i) twelve and one-half percent (12.5%) of the first Thirty Million US Dollars ($30,000,000.00) of Net Sales of the Pipeline Products during each Calendar Year (including the Calendar Year during which the Earn-Out Start Date occurs) and (ii) fifteen percent (15%) of all Net Sales of the Pipeline Products during each Calendar Year (including the Calendar Year during which the Earn-Out Start Date occurs) exceeding Thirty Million US Dollars ($30,000,000.00) (each such payment, an “Earn-Out Payment”). Such Earn-Out Payments shall be made no later than forty-five (45) calendar days following the end of each Calendar Quarter. Each such Earn-Out Payment shall be made to Sellers by wire transfer of immediately available U.S. funds in such respective amounts and in accordance with such wire instructions as Sellers shall specify in writing. For the avoidance of doubt, upon the Closing and thereafter, subject to Section 7.11, Buyer and any Affiliates of Buyer shall have (A) the right to own, operate, use, license, develop and otherwise Exploit the Pipeline Products in any way that Buyer and its Affiliates deem appropriate, in their sole discretion, and (B) the right to determine the terms and conditions of the development and Commercialization of the Pipeline Products, and any and all sales of the Pipeline Products, including the determination of whether or not to develop or Commercialize the Pipeline Products, or the indication or indications for which the Pipeline Products may be developed or Commercialized. Sellers hereby acknowledge and agree that (1) there is no assurance that Sellers will receive any Earn-Out Payment, (2) neither Buyer nor any Affiliates of Buyer promised or projected any amounts to be received by Sellers with respect of any Earn-Out Payment, and Sellers have not relied on any statements or information provided by or on behalf of Buyer or its Affiliates with respect to the likelihood of development or potential sales of the Pipeline Products, (3) neither Buyer nor any Affiliates of Buyer owe any fiduciary duty to Sellers, and (4) the Parties intend the express provisions of this Agreement to govern their contractual relationship and to supersede any standard of efforts or implied covenant of good faith and fair dealing that might otherwise be imposed by any court or other Governmental Authority. The right of Sellers to receive any amounts with respect to Earn-Out Payment (x) shall not be evidenced by a certificate or other instrument, and (y) does not represent any right other than the right to receive the Earn-Out Payments pursuant to this Agreement.

(b) Net Sales Reports. After the Closing, Buyer shall deliver a written report on the form attached hereto as Exhibit D (each, a “Net Sales Report”) within thirty (30) calendar days following the end of each Calendar Quarter, which reports shall (i) specify the Net Sales of the Pipeline Products during the preceding Calendar Quarter, (ii) include a reasonably detailed calculation of such Net Sales, all deductions from gross sales made in determining such Net Sales, and the payment owing pursuant to this Section 2.7 for such Calendar Quarter (including the exchange rates used in such calculations) and (iii) be certified by an authorized officer of Buyer.

(c) Currency. All Earn-Out Payments shall be made in US Dollars. Any sales, or other amounts relevant to the calculation of Net Sales, that are made or incurred in a currency other than US Dollars shall be converted to the US Dollar equivalent using the exchange rate as published by The Wall Street Journal on the last day of the applicable Calendar Quarter or the latest day before that day for which such rates are published.

(d) Books and Records; Audit. Buyer shall keep true and accurate books of account and supporting data containing all particulars that may be necessary for the purpose of calculating Net Sales of the Pipeline Products forming the basis for amount payable to Sellers under this Section 2.7 and for verifying Buyer’s compliance with its obligations under Section 7.11. Such books and the supporting data shall be open, on fourteen (14) days’ prior written notice during normal business hours and in a manner so as not to unreasonably interfere with Buyer’s normal business operations, to the inspection by a nationally recognized audit firm selected by Sellers and reasonably acceptable to Buyer who shall have executed a customary confidentiality agreement, for the limited purpose of verifying Buyer’s Net Sales Reports and Buyer’s compliance with Section 7.11; provided, however, that such examinations shall not take place more often than once during any twelve (12) month period and shall not cover more than the preceding three (3) years. Except as otherwise provided in this Section 2.7(d), the cost of any such examination shall be paid by Sellers. In the event that any such inspection reveals a deficiency in excess of seven percent (7%) of the amounts owing by Buyer under this Agreement for the period covered by the inspection, Buyer shall promptly pay Sellers the deficiency, plus interest at a rate equal to the Applicable Rate as of the date on which such deficient amount was first due from the date first due until the date paid, and shall reimburse Seller for the fees and expenses paid to such accountants in connection with such inspection. In the event that any such inspection reveals a deficiency that is less than or equal to seven percent (7%) of the amounts owing by Buyer under this Agreement for the period covered by the inspection, Buyer shall promptly pay Sellers the deficiency, plus interest at the Applicable Rate as of the date on which such deficient amount was first due from the date first due until the date paid.

2.8 Late Payments. Any amount required to be paid by a Party under this Agreement which is not paid on the date due shall bear interest at an annual rate equal to two percentage points above the Applicable Rate for the first Business Day of the month in which payment is made. Such interest shall be accrued daily.

2.9 Withholding. Notwithstanding any other provision of this Agreement, if any Taxes are required by applicable Law to be withheld by a Party from a payment made to another Party pursuant to this Agreement, the paying Party will: (a) deduct such Taxes from the payment made to the other Party; (b) timely pay the Taxes to the proper taxing authority for the account of the other Party; (c) send proof of payment to the other Party; and (d) reasonably cooperate with the other Party in its efforts to obtain a credit for such tax payment. The Parties agree that, before making any deduction or withholding, the paying Party shall give other Party(ies), as applicable, reasonable notice of its intention to make such deduction or withholding (which notice shall include the method of calculation for the proposed deduction or withholding). Each Party agrees to reasonably assist the other Party(ies) in lawfully claiming exemptions from and/or minimizing such deductions or withholdings under an applicable Tax treaty and any applicable Law. Notwithstanding anything to the contrary in this Agreement, if a Party assigns, delegates or sublicenses its rights or obligations under this Agreement (other than an assignment, delegation or sublicense requested by the other Party) and to the extent that, as a result of such assignment, delegation or sublicense, a payment under this Agreement is subject to withholding tax or an increased withholding tax, any sum payable to the other Party shall be increased to the extent necessary to ensure that the other Party receives a sum equal to the sum which it would have received had no such withholding tax or increased withholding tax become payable.

2.10 Allocation of Consideration. The Purchase Price shall be valued and allocated among the Acquired Assets and any amounts treated as consideration for U.S. federal income Tax purposes (including Assumed Liabilities) in a manner consistent with Schedule 2.10 to the Seller Disclosure Letter (the “Allocation Schedule”).

2.11 Risk of Loss. Until the Closing, any loss or damage to the Acquired Assets from fire, casualty or any other occurrence shall be the sole responsibility of Sellers. As of the Closing, subject to Section 2.4, title to the Acquired Assets shall be transferred to Buyer. After the Closing, Buyer shall bear all risk of loss associated with the Acquired Assets and shall be solely responsible for procuring adequate insurance to protect the Acquired Assets against any such loss.

2.12 No Set-Off. Except as provided in Section 10.6, Buyer shall not set off against any amount or amounts owing to Sellers hereunder, including pursuant to Section 2.7, the amount of any Losses or other amounts for which Sellers are or are alleged to be liable pursuant to this Agreement or any other Transaction Document.

ARTICLE 3

CLOSING; DELIVERIES

3.1 The Closing. The closing of the sale and purchase of the Acquired Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at the offices of Mayer Brown LLP, 1221 Avenue of the Americas, New York, NY 10020 on January 31, 2022 or such later date that is two (2) Business Days after the date on which the conditions specified in Article 8 hereof have been satisfied, or at such other time or in such other location as the Parties may mutually agree, including via facsimile and/or email. The effective time of the Closing shall be 11:59 pm on the Closing Date, Eastern Time. At the Closing, the Parties will exchange the funds, certificates and other documents as specified in this Agreement. The date on which the Closing occurs is referred to herein as the “Closing Date.”

3.2 Deliveries by Buyer. At the Closing, Buyer shall deliver or cause to be delivered to Sellers the following:

(a) the Closing Date Payment, in accordance with Section 2.5(a);

(b) a counterpart to a Transition Services Agreement in the form and substance of Exhibit C hereto or with such changes as the Parties may mutually agree upon (the “Transition Agreement”), duly executed on behalf of Buyer;

(c) a counterpart to the Bill of Sale, duly executed on behalf of Buyer;

(d) counterparts of the IP Assignments, duly executed on behalf of Buyer;

(e) the Buyer FDA Letter, duly executed on behalf of Buyer;

(f) a certificate, dated the Closing Date, of an executive officer of Buyer, certifying as to the satisfaction of the conditions set forth in Sections 8.2(a) and 8.2(b);

(g) an incumbency certificate in customary form relating to each person executing (as corporate officer or otherwise on behalf of another person) any Transaction Document executed by Buyer and delivered to Sellers pursuant to the terms hereof; and

(h) all other documents and instruments necessary or reasonably required by Sellers to consummate the transactions contemplated by this Agreement to be consummated upon Closing, upon and subject to the terms and conditions set forth in this Agreement, all of which, together with the documents and instruments referred to above, shall be in form and substance reasonably satisfactory to Sellers.

3.3 Deliveries by Sellers. At the Closing, Sellers shall deliver or cause to be delivered to Buyer the following:

(a) the Seller Disclosure Letter;

(b) a counterpart of the Transition Agreement, duly executed on behalf of the Seller(s) party thereto;

(c) a counterpart to the Bill of Sale, duly executed on behalf of the Seller(s) party thereto;

(d) counterparts of the IP Assignments, duly executed by the applicable Sellers party thereto;

(e) copies of all Consents set forth on Schedule 3.3(e) in respect of the transactions contemplated hereby;

(f) the Seller FDA Letters, duly executed on behalf of the Seller(s) party thereto;

(g) a certificate, dated the Closing Date, of an executive officer of each Seller, certifying as to the satisfaction of the conditions set forth in Sections 8.3(a) and 8.3(b);

(h) an incumbency certificate in customary form relating to each person executing (as corporate officer or otherwise on behalf of another person) any Transaction Document executed by Sellers or any of their Affiliates; and

(i) all other documents and instruments necessary or reasonably required by Buyer to consummate the transactions contemplated by this Agreement to be consummated upon Closing, upon and subject to the terms and conditions set forth in this Agreement, all of which, together with the documents and instruments referred to above, shall be in form and substance reasonably satisfactory to Buyer.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Seller Disclosure Letter, as updated in accordance with Section 11.8 (which disclosures, in order to be effective with respect to a particular section or subsection, will specify the section or subsection to which they apply or the relevance to such section or subjection will be reasonably apparent on its face), Sellers jointly and severally represent and warrant to Buyer that the following representations and warranties are true and correct as of the date hereof and as of the Closing Date:

4.1 Corporate Organization; Authority. Each Seller is duly organized or incorporated, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation and has all requisite corporate or limited liability company power and authority to conduct the Business (to the extent applicable to such Seller) as it is now being conducted and to own, lease and operate the Acquired Assets it purports to own, lease or operate, and is duly qualified to do business and is in good standing (to the extent such concept is applicable) as a foreign legal entity in each jurisdiction in which the nature of the Business or the ownership or leasing of its properties and assets, including the Acquired Assets, makes such qualification necessary, except where the failure to be so organized, qualified or in good standing does not adversely affect the applicable Seller’s ability to consummate the transactions contemplated hereunder to be consummated at Closing.Due Authorization. Each Seller has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions provided for herein and therein. The execution and delivery by each Seller of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or limited liability company action on the part of such Seller, and no other corporate or limited liability company proceedings on the part of such Seller are necessary to authorize this Agreement or the other Transaction Documents to which it is a party or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by each Seller, and, assuming this Agreement has been duly authorized, executed and delivered by Buyer, this Agreement constitutes a legal, valid and binding agreement of each Seller, enforceable against each Seller in accordance with its terms, subject to the Enforceability Exceptions.

4.3 No Violations; Consents and Approvals.

(a) With respect to each Seller, neither the execution and delivery by such Seller of this Agreement or the other Transaction Documents to which it is a party, nor the consummation by such Seller of the transactions contemplated hereby or thereby, will (i) violate any Law applicable to such Seller, the Business, the Acquired Assets, the Products or the Assumed Liabilities, (ii) breach or violate any provision of such Seller’s Organizational Documents, (iii) except as set forth on Schedule 4.3(a) to the Seller Disclosure Letter, with or without notice, lapse of time or both, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party a right to accelerate, terminate or modify or cancel, any Contract (including the Assigned Contracts) to which such Seller is a party or by which such Seller is bound, or (iv) result in the creation of any Encumbrance upon the Acquired Assets, except, in the case of each of clauses (i) and (iii), where such violation, conflict, breach, default, acceleration or termination would not reasonably be expected to adversely affect the Acquired Assets, Assumed Liabilities or the Business in any material respect or would not reasonably be expected to prevent or materially delay the consummation by such Seller of the transactions contemplated by this Agreement or any of its Transaction Documents.

(b) Neither the execution and delivery by any Seller of this Agreement or the other Transaction Documents to which it is a party, nor the consummation by such Seller of the transactions contemplated hereby or thereby will not require any Consent of any Governmental Authority or any other Person on the part of such Seller, except as contemplated by Sections 6.3(b) and 7.7 and other than (i) any Consent the failure of which to be obtained would not reasonably be expected to adversely affect the Acquired Assets, Assumed Liabilities or Business in any material respect or would not reasonably be expected to prevent or materially delay the consummation by such Seller of the transactions contemplated by this Agreement or any other Transaction Documents, (ii) any Consent that is required as a result of any facts or circumstances relating solely to Buyer or any of its Affiliates, (iii) the Consents set forth on Schedule 4.3(b) to the Seller Disclosure Letter, and (iv) as required by the HSR Act.

4.4 Rights in Acquired Assets.

(a) Sellers have good, legal and valid title to, a valid leasehold interest in, or a valid license or right to use, all of the assets included in the Acquired Assets free and clear of all Encumbrances, other than Permitted Encumbrances. Buyer will acquire at Closing good, legal and valid to, a valid leasehold interest in, or a valid license or right to use, the Acquired Assets, free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Each of the Acquired Assets that is a tangible asset is in good operating condition and repair (ordinary wear and tear and routine maintenance and repairs excepted) and are fit for use in the ordinary course of business as currently conducted. There are no adverse claims of ownership to the Acquired Assets and no Seller nor any of its respective Affiliates has received written notice that any Person has asserted a claim of ownership or right of possession or use in or to any of the Acquired Assets.

(c) The Acquired Assets constitute all of the material properties, assets and rights owned, used, held for use, intended for use, leased, licensed or sublicensed by Sellers related to the Products, other than assets used by Sellers on an enterprise-wide basis (including leased real and personal properties, computers and information technology assets, licensed software, and furniture, fixtures and equipment), the Intellectual Property to be licensed pursuant to Section 7.9 and Sellers’ rights under the Excluded Contracts and Permits that are not solely related to the Business or the Products. Assuming all Consents set forth in Schedule 4.3(a) and Schedule 4.3(b) to the Seller Disclosure Letter have been obtained and after giving effect to the transactions contemplated by this Agreement and the Transaction Documents (including the transition license provided pursuant to Section 7.9), except for human resources, assets used by Sellers on an enterprise-wide basis (including leased real and personal properties, computers and information technology assets, licensed software, office furniture, fixtures and equipment) and Sellers’ rights under the Excluded Contracts and Permits that are not solely related to the Business or the Products, the Acquired Assets, together with the other rights, licenses, services and benefits to be provided to Buyer pursuant to this Agreement and the other Transaction Documents (including the services provided under the Transition Agreement), constitute all of the material properties, assets and rights necessary and sufficient to enable Buyer, following the Closing, to continue to conduct the Business and Exploit the Products in the all material respects as conducted by Sellers as of immediately prior to the Closing.

4.5 Intellectual Property; Data Protection.

(a) Schedule 4.5(a) to the Seller Disclosure Letter sets forth all Registered IP comprising the Acquired Intellectual Property. All Registered IP is subsisting, in full force and effect, and to Sellers’ Knowledge, valid and enforceable. All maintenance fees, annuity fees or renewal fees for such Registered IP in the Territory that are due and payable prior to the Closing and for ninety (90) days thereafter have been paid. The Acquired Intellectual Property is exclusively owned by Sellers, free and clear of all Encumbrances, except for any Permitted

Encumbrances. Other than the Contracts set forth on Schedule 4.5(b) to the Seller Disclosure Letter, neither the Sellers nor any of their Affiliates is bound by, and none of the Acquired Intellectual Property is subject to, any Contract that in any way materially limits or restricts the Sellers’, or will materially limit or restrict the Buyer’s, ability to use, exploit, assert or enforce any such Acquired Intellectual Property anywhere in the world.

(b) Except with respect to any licenses to any off-the-shelf software or any other Intellectual Property that is licensed or otherwise made available pursuant to a click-wrap, shrink-wrap or similar agreement or on a subscription basis, Schedule 4.5(b) to the Seller Disclosure Letter sets forth a true and complete list of all written licenses, sublicenses and similar Contracts (i) pursuant to which Seller or any of its Affiliates obtained the right to use or practice rights under any Licensed Intellectual Property or (ii) by which Seller or any of its Affiliates has granted any license, sublicense, option for a license, or similar right to a Third Party with respect to any of the Acquired Intellectual Property or any Licensed Intellectual Property.

(c) Except for Intellectual Property comprising, claiming or covering software or other information technology assets, the Acquired Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property necessary for the conduct of the Business as currently conducted; provided that the foregoing is not a representation as to infringement, misappropriation, or other violation of any Intellectual Property of any Third Party, which is the subject of Section 4.5(d).

(d) Except as set forth on Schedule 4.5(d) to the Seller Disclosure Letter, for the last three (3) years, there have been no Proceedings asserted against any of Sellers or their Affiliates, and none of Sellers or their Affiliates has received any written notice of any claims against any of Sellers or their Affiliates (i) concerning the ownership, validity or enforceability of any of the Acquired Intellectual Property or the use of the Licensed Intellectual Property, or (ii) alleging that the prior Exploitation of the Products or the conduct of the Business infringes, misappropriates, or otherwise violates the Intellectual Property of any Third Party or constitutes unfair competition or trade practices under the Laws of any jurisdiction (collectively, “IP Claims”). For the last three (3) years, the Exploitation of the Products has not, and the conduct of Business does not, infringe, misappropriate or otherwise violate the Intellectual Property of any Third Party. There are no unresolved IP Claims against any Seller or its Affiliates relating to the Products.

(e) As of the date of this Agreement and except as set forth on Schedule 4.5(e) to the Seller Disclosure Letter, to Sellers’ Knowledge, no Third Party is infringing, misappropriating or otherwise violating any Acquired Intellectual Property. There is no Proceeding pending, asserted or threatened by Sellers (or to Sellers’ Knowledge, threatened otherwise) against any other person concerning any of the foregoing. There is and has been no Proceeding pending, asserted or threatened in writing by or against any of Sellers or their Affiliates concerning, contesting or challenging the ownership, validity, registerability, enforceability or use of any Acquired Intellectual Property or the licensed right to use the Licensed Intellectual Property. No Acquired Intellectual Property (nor, to Sellers’ Knowledge, any Licensed Intellectual Property) is subject to any outstanding injunction or other Order that materially limits or otherwise interferes or restricts the Sellers’ (or will materially limit or otherwise interfere or restrict the Buyer’s) right to use, exploit, assert or enforce any such Intellectual Property.

(f) All Acquired Intellectual Property was created solely by either (i) employees of Sellers acting within the scope of their employment who have validly and irrevocably assigned (by present written assignment) all of their rights, title and interest, including all Intellectual Property, in, to or under any such Acquired Intellectual Property, to Sellers, or (ii) other Persons who have validly and irrevocably assigned (by present written assignment) all of their rights, title and interest, including all Intellectual Property, in, to or under any such Acquired Intellectual Property, to Sellers, and no such employee or other Person owns or has any rights, title or interest in, to or under any portion of the Acquired Intellectual Property.

(g) Sellers have taken reasonable steps to protect the confidentiality and value of all Product Confidential Information, including any Trade Secrets included in the Acquired Intellectual Property. Without limiting the foregoing, (i) Sellers have, and use reasonable efforts to enforce, a policy requiring each employee, consultant and contractor with access to the foregoing to execute a valid and enforceable written proprietary information, confidentiality and assignment agreements (a “Developer Agreement”), and all current and former employees, consultants and contractors of Sellers who have been involved in any manner in the creation or development of Acquired Intellectual Property for Sellers have properly executed such a Developer Agreement, (ii) pursuant to such Developer Agreement, the subject employee, consultant or contractor agrees to maintain the confidentiality of, and not to use or disclose, any confidential and proprietary information, including the Product Confidential Information, included in the Acquired Intellectual Property or the Licensed Intellectual Property (and held by a Seller pursuant to a written confidentiality obligation), and (ii) no confidential and proprietary information, including the Product Confidential Information, included in the Acquired Intellectual Property or the Licensed Intellectual Property (and held by a Seller pursuant to a written confidentiality obligation) has been disclosed by Sellers to any Person except pursuant to a Developer Agreement or some other valid, enforceable and appropriately protective non-disclosure agreement.

(h) Sellers and their Affiliates are and have at all times been in compliance in all material respects with all applicable Laws and contractual obligations relating to the privacy and security of patient medical records and all other personal information and data, including with respect to the collection, storage, use, sharing, transfer, disposition, protection and processing thereof (including in connection with any clinical trials conducted with respect to any Product). Sellers and their Affiliates have at all times been in compliance with all of its/their applicable public-facing privacy policies that apply to the Acquired Intellectual Property (including any privacy-or security-related representations, obligations or promises) (collectively, “Privacy Policies”).

(i) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in (i) Buyer or its Affiliates or Sellers or any of their Affiliates granting to any Person any right to or with respect to any Acquired Intellectual Property owned by, or Licensed Intellectual Property licensed to, Buyer or its Affiliates, or Sellers or any of their Affiliates, as the case may be, or (ii) Buyer or its Affiliates or Sellers or any of their Affiliates being bound by, or subject to, any non-competition or other material restriction on the operation or scope of their respective businesses, or (iii) Buyer or its Affiliates or Sellers or any of their Affiliates being obligated to pay any royalties or other material amounts to any Person in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby. The consummation of the transactions contemplated by this Agreement will not alter, impair, or extinguish any of the rights in the Acquired Intellectual Property or Licensed Intellectual Property or entitle any Third Party who has granted a license of Licensed Intellectual Property to Sellers to terminate or vary the terms of any such license, and all such Intellectual Property shall be owned or available for use (as the case may be) by Buyer on substantially the same terms immediately after Closing as such Intellectual Property was owned or available for use (as the case may be) by Sellers immediately before Closing.

(j) None of the Acquired Intellectual Property was developed by or on behalf of, or using funding, grants or any other subsidies of, any Governmental Authority or any university.

(k) Except as set forth in the Assigned Contracts, none of Sellers or any of their Affiliates is a party to, or otherwise bound by, any other Contract which include royalties, license fees or other similar payment obligations owed to any Third Party after Closing in connection with the Acquired Intellectual Property or otherwise in connection with the Exploitation of the Products.

4.6 Assigned Contracts.

(a) Schedule 4.6(a) to the Seller Disclosure Letter sets forth a list of all material Contracts relating to the Products as of the date hereof, excluding, for clarity, Contracts relating to the operation of Sellers’ businesses generally. Correct and complete copies of each such Contract, including each Assigned Contract, have been made available to Buyer or its Representatives, including all amendments and modifications and side agreements relating thereto, except (i) to the extent any such Contract has been redacted to (A) enable compliance with Laws relating to antitrust or the safeguarding of data privacy or (B) comply with confidentiality obligations owed to Third Parties or (ii) as indicated on Schedule 4.6(a) to the Seller Disclosure Letter.

(b) (i) Each of the Assigned Contracts represents a legal, valid and binding obligation of one or more of Sellers or their respective Affiliates party thereto and, to Sellers’ Knowledge, each other party thereto, and is enforceable against each such Seller or Affiliate and, to Sellers’ Knowledge, each other party thereto, in accordance with its terms, and is in full force and effect, subject to the Enforceability Exceptions, and (ii) with or without the lapse of time or the giving of notice, or both, none of Sellers or any of their respective Affiliates or, to Sellers’ Knowledge, any other party thereto is in material breach of or material default under, or since January 1, 2019, has provided or received any written notice of any intention to terminate, any of the Assigned Contracts, or has committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a material breach of or material default under any of the Assigned Contracts.

4.7 Compliance with Law.

(a) Sellers’ Exploitation of the Products and use of the Acquired Assets are in material compliance with all applicable Laws, including (i) those relating to occupational health and safety, (ii) those prohibiting Product adulteration and misbranding, (iii) any applicable Laws governing the research, development, investigational use, approval, Manufacture, Exploitation, marketing, promotion or distribution of drugs and the purchase or prescription of or reimbursement for drugs by any Governmental Authority, private health plan or entity, or individual, and (iv) the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§78dd-1 et seq.), the U.S. Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), the U.S. False Claims Act (31 U.S.C. §§ 3729, et seq.), and the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et. seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any international anti-bribery conventions or other applicable local anti-corruption or bribery Laws. To Sellers’ Knowledge, no event has occurred that will (with or without notice or lapse of time) constitute or result in a material violation by Sellers or any of their respective Affiliates of, or a failure on the part of Sellers or any of their respective Affiliates to comply in any material respect with, any Law that is applicable to the Business, the Products or any of the Acquired Assets or Assumed Liabilities. Since January 1, 2019, no Seller has received any written communication from a Governmental Authority that alleges that such Seller is in violation of any applicable Law in any material respect.

(b) To Sellers’ Knowledge, no Seller or any of its or its respective Affiliates’ directors, managers, officers, representatives, employees or agents or any other person acting on behalf of any Seller has, with respect to the Business, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity, (ii) made any material unlawful payment to any government official or employee or any political party or campaign, or (iii) violated any international anti-bribery conventions or applicable local anti-corruption or bribery Laws.

(c) Since January 1, 2019, Sellers and, to Sellers’ Knowledge their respective Affiliates have, with respect to the Business, been in compliance in all material respects with all (i) U.S. and applicable international economic and trade sanctions, including any applicable Laws administered and/or enforced by the U.S. Department of State, the U.S. Department of the Treasury (including OFAC) and (ii) all anti-boycott applicable Laws, administered by the U.S. Department of Commerce, and have not engaged in any dealings or transactions with (A) any person that appears on the OFAC Specially Designated Nationals and Blocked Persons List or on any other list of blocked persons maintained by OFAC, as may be amended from time to time by OFAC, (B) any person that is otherwise the target of economic sanctions administered and/or enforced by OFAC or organized in a foreign jurisdiction against which any applicable Governmental Authority with jurisdiction over a Seller or its Affiliates, as applicable, maintains a trade embargo, economic sanction or other similar prohibition pursuant to which dealing with such person is prohibited or (C) any person owned or controlled by or acting on behalf of, directly or indirectly, any Person described in sub-clauses (A) or (B) above.

(d) All material reports, statements, documents, registrations, filings or submissions required to be filed by Sellers or their Affiliates with any Governmental Authority to the extent they relate to the Products or the Acquired Assets have been filed, properly maintained, and amended when required by applicable Laws. All such reports and filings were and are complete and truthful in all material respects, not misleading or fraudulent and in compliance with applicable Laws when filed or as amended or supplemented, and no material deficiencies have been asserted by any such Governmental Authority with respect to such reports and filings.

(e) Sellers have not applied for or received, and are not entitled to or the beneficiary of any grant, subsidy or financial assistance from any Governmental Authority in connection with the Products or the Acquired Assets.

(f) No Seller nor any of its directors, managers, officers, or, to Sellers’ Knowledge, its representatives, employees or agents has been involved in any proceedings relating to white collar crimes and crimes of insider trading, embezzlement, money laundering or theft, among others of similar nature related to the Products or the Acquired Assets. To Sellers’ Knowledge, no current or past Affiliate of any Seller has been involved in any Proceedings relating to the foregoing during the period in which such Person was an Affiliate of a Seller.

(g) Sellers have all Permits necessary to own and operate the Acquired Assets and for the Exploitation of each Product as is now being conducted, each of which is valid and in full force and effect and has been validly issued. There are no Proceedings pending or, to Sellers’ Knowledge, threatened that would be likely to result in the revocation, cancellation or suspension of any such Permit. Each Seller has materially complied with all conditions of such Permits applicable to it. No default or violation or, to Sellers’ Knowledge, event that with the lapse of time or giving of notice or both would become a material default or material violation, has occurred in the due observance of any such Permit.

4.8 Litigation; Orders. There is no Proceeding pending before any Governmental Authority or arbitral body or, to Sellers’ Knowledge, threatened, against any Seller which either (i) relates to the Business, the Acquired Assets, the Products, the Assumed Liabilities, Sellers’ operations in connection therewith, or the transactions contemplated hereby or the events leading to the approval or execution of this Agreement, or (ii) is reasonably expected to impair or delay Sellers’ ability to consummate the transactions contemplated by this Agreement, and to Sellers’ Knowledge, are there no facts or circumstances which are reasonably likely to form the basis for any such Proceeding. To Sellers’ Knowledge, there is no inquiry or investigation pending or threatened by or before a Governmental Authority against or affecting the Products, the Business or any of the Acquired Assets (including any inquiry as to the qualification of Sellers to hold or receive any license, Permit or other Regulatory Approval related to the Products, the Business or the Acquired Assets). There is no Order to which any Seller is subject that affects or relates to the Products, the Business or any of the Acquired Assets. Notwithstanding the foregoing, this Section 4.8 does not relate to (i) Intellectual Property matters, such items being the subject of Section 4.5, (ii) product liability, product defect, or product recall matters, such items being the subject of Sections 4.13 and 4.14, or (iii) employees and labor matters, such items being the subject of Section 4.10.

4.9 Financial Information.

(a) Set forth on Schedule 4.9 to the Seller Disclosure Letter are unaudited statements of net sales, gross margins and aggregate value of inventory relating to the Business (finished goods, work-in-process and raw materials) for the fiscal years ended December 31, 2019 and 2020 and the nine (9) months ended September 30, 2021, with respect to the Products and the Business (the “Financial Information”). The Financial Information was prepared in accordance with, and derived from, the books and accounts and other financial records of Sellers in accordance with GAAP, as applied consistently by Sellers, and presents fairly in all material respects such net sales, gross margins and aggregate inventory amounts based on management’s reasonable assumptions as of and for the periods indicated.

(b) Sellers have made and kept all books and records, which, in reasonable detail, accurately and fairly reflect the activities of the Business and the Acquired Assets. The books of account and other records of the Business, including Acquired Books and Records, the Acquired Regulatory Documentation and the Manufacturing Documentation, have been kept accurately in the ordinary course of business consistent with all applicable legal requirements, in each case, in all material respects.

4.10 Employees and Labor Matters.

(a) Schedule 4.10(a) to the Seller Disclosure Letter contains a true, complete and correct list, as of the date hereof, of the following information for each Business Employee as of the date hereof: such individual’s name and (i) current annual base salary or base hourly rate, (ii) if applicable, annual incentive compensation opportunity for the 2022 Calendar Year, (iii) payments received for the 2020 Calendar Year under any (A) variable incentive compensation opportunity or (B) annual discretionary bonus arrangement, (iv) job title, (v) corporate hire date, (vi) work location (vii) status as exempt or non-exempt for wage and hour purposes and (viii) status as active or inactive and, if inactive, the type of leave and estimated duration or return date.

(b) None of the individuals listed on Schedule 4.10(a) to the Seller Disclosure Letter have terms and conditions of employment that are subject to a collective bargaining agreement to which Sellers or any of their Affiliates are a party. There is no labor strike, dispute, slow down, work stoppage, unresolved material labor union grievance or labor arbitration proceeding pending, or to Sellers’ Knowledge, threatened against any Seller with respect to any such individual and, to Sellers’ Knowledge, there are no union organizing activities.

(c) Except as could not result in the imposition of any material Liability on Buyer, with respect to all Business Employees: (i) Sellers and their Affiliates are, and since January 1, 2019 have been, in material compliance with all applicable Laws respecting employment and labor, including Laws respecting labor relations, fair employment practices, employment discrimination, harassment and retaliation, equal employment opportunities, reasonable accommodation, disability rights, child labor, occupational safety and health, immigration, wages and hours, overtime compensation, meal and rest periods, hiring and termination of employees, plant closures and layoffs, employee privacy, leaves of absence, workers compensation and unemployment insurance, and employment related taxes; (ii) there are no, and in the last three (3) years there have been no, actions (excluding investigations) or, to Sellers’ Knowledge, investigations or threatened actions with respect to employment or labor matters (including relating to or asserting allegations of employment discrimination, harassment or retaliation, misclassification, wage and hour violations, or unfair labor practices) existing, pending or threatened against or involving Sellers or any of their Affiliates in any judicial, regulatory or administrative forum; (iii) none of the employment policies or practices of Seller or its Affiliates is currently being audited or investigated by any Governmental Authority; and (iv) Sellers and their Affiliates are not, and within the last three (3) years have not been, subject to any Order, consent decree or private settlement contract in respect of any employment or labor matters.

(d) Except as could not result in the imposition of any material Liability on Buyer: (i) to Sellers’ Knowledge, no Business Employee is in violation of any term of any employment contract, non-disclosure agreement, non-solicitation or noncompetition agreement; (ii) no Seller nor any of its respective Affiliates have in the last six (6) months implemented any plant closing or mass layoff that includes Business Employees as those terms are defined in the WARN Act, and no layoffs that could implicate the WARN Act as it relates to Business Employees are currently contemplated; and (iii) there have been no acts or omissions which have given rise or may give rise to any liability, fine, tax or other penalty or obligation in relation to or under the WARN Act.

4.11 Seller Benefit Plans.

(a) Schedule 4.11(a) to the Seller Disclosure Letter sets forth a list of all material Seller Benefit Plans and material PEO Benefit Plans in which the Business Employees participate as of the date of this Agreement.

(b) Since January 1, 2019, no Seller nor any of its ERISA Affiliates has maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA, that is a “multiemployer plan,” within the meaning of Section 3(37) of ERISA, or subject to Section 412 or 430 of the Code, or Section 302 or 303 or Title IV of ERISA (other than, for the avoidance of doubt, any Seller Benefit Plan subject solely to the laws of a jurisdiction outside of the United States).

(c) Each Seller Benefit Plan and each PEO Benefit Plan intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service or is comprised of a master or prototype plan that has received a favorable opinion letter from the Internal Revenue Service, and since the date of such determination or opinion letter, with respect to any such Seller Benefit Plan and, to Sellers’ Knowledge, with respect to any such PEO Benefit Plan, no event has occurred and no condition or circumstance has existed that resulted or is likely to result in the revocation of any such determination letter or opinion letter.

(d) Except as could not result in Liability to Buyer or any its Affiliates, Sellers and each of their ERISA Affiliates have complied in all respects with the applicable requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code (such provisions of the Code and ERISA collectively referred to as “COBRA”), and no Seller nor any of its respective ERISA Affiliates is subject to any Liability as a result of any failure to administer or operate any “group health plan” (as defined in COBRA and/or as defined in 45 Code of Federal Regulations Section 160.103) in compliance with COBRA).

(e) Except as could not result in material Liability to Buyer or any of its Affiliates, no litigation or administrative or other proceeding, audit, examination or investigation is pending or asserted, or, to Sellers’ Knowledge, threatened with respect to any Seller Benefit Plan or the assets of any such plan (other than routine claims for benefits arising in the ordinary course).

(f) Except as could not result in liability to Buyer or its Affiliates, full payment has been timely made of all amounts which Seller or any of its Affiliates is required under applicable law or under any Seller Benefit Plan, PEO Benefit Plan or any agreement relating to any Seller Benefit Plan or PEO Benefit Plan to have paid as contributions or premiums thereunder.

(g) Except as set forth on Schedule 4.11(g) to the Seller Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated hereby, do not constitute a triggering event under any Seller Benefit Plan, PEO Benefit Plan, policy, arrangement, statement, commitment or agreement, whether or not legally enforceable, which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment (whether of severance pay or otherwise), acceleration, vesting or increase in benefits to any Business Employee.

4.12 Taxes.

(a) Sellers and their Affiliates have timely filed (or has had timely filed on its behalf) or will file or cause to be timely filed, all federal and other material Tax Returns with respect to the Acquired Assets or the Business required by applicable Law to be filed by Sellers or their Affiliates prior to or as of the Closing Date, and each such Tax Return is true, complete and correct in all material respects.

(b) All material Taxes due and owing by Sellers and their Affiliates, whether or not shown as due on such Tax Returns, have been or will have been duly and timely paid. No deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed in writing against Sellers or any of their Affiliates in relation to the Acquired Assets or the Business. There are no Encumbrances for Taxes upon the Acquired Assets, except for Encumbrances for current Taxes not yet due.

(c) There are no audits or investigations in progress and neither Sellers nor any of their respective Affiliates have received any written notice from any Governmental Authority that it intends to conduct such an audit or investigation, in each case solely with respect to the Acquired Assets.

(d) No issue has been raised by written inquiry of any Governmental Authority, which, by application of the same principles, would reasonably be expected to adversely affect the Tax treatment of the Acquired Assets in any taxable period (or portion thereof) ending after the Closing Date.

4.13 Acquired Product Registrations; Regulatory Matters.

(a) The Products have been Exploited in accordance with the specifications and standards contained in the applicable Acquired Product Registrations in all material respects and have otherwise been Manufactured and Exploited in accordance with all applicable Laws in all material respects. Except as set forth on Schedule 4.13(a) to the Seller Disclosure Letter, the Acquired Product Registrations that have been granted are in full force and effect, and have been validly issued to Sellers, and Sellers have complied in all material respects with all terms and conditions thereof. During the past three (3) years, no Seller has received written notice relating to the revocation, withdrawal, suspension, cancellation, termination or modification of any Acquired Product Registration and, to Sellers’ Knowledge, there are no circumstances currently existing that might reasonably be expected to lead to any withdrawal of, loss of or refusal to renew any of Acquired Product Registration. No Proceeding is pending or, to Sellers’ Knowledge, threatened regarding the suspension or revocation of any Acquired Product Registration. Sellers have made available to Buyer complete and correct copies of all the Acquired Product Registrations. A Seller is the sole and exclusive owner of the Acquired Product Registrations and no Seller has granted any right of reference to any Person to the Products with respect to the Acquired Product Registrations.

(b) Sellers and Sellers’ Affiliates have not received any written notice or other written communication, and to Sellers’ Knowledge have not received any other notice or communication, from the FDA or any other Governmental Authority (i) contesting the investigational use of, manufacture of, approval of, the uses of or the labeling or promotion of the Products or (ii) otherwise alleging any violation by any Seller or its Affiliates of any applicable Law in connection with the Products, or (iii) asserting that any of the Acquired Product Registrations are not currently in good standing with the FDA.

(c) No Seller or any of their respective Affiliates or officers nor, to Sellers’ Knowledge, any employee or agent of Sellers or any of their respective Affiliates has made an untrue statement of material fact or fraudulent statement to the FDA, DEA, FTC, CMS or any other Governmental Authority with respect to any Product or failed to disclose a material fact required to be disclosed to any Governmental Authority with respect to any Product. As required under Law, or pursuant to regulation, Sellers and their respective Affiliates maintained, filed or furnished to the applicable Regulatory Authority, Governmental Authority or person all material registrations, listings, filings, documents, statements, claims, reports, notices, supplemental applications and annual and other reports and submissions, including adverse experience reports (collectively “Reports”) required to be maintained, filed or furnished on a timely basis with respect to the Products, the Acquired Product Registrations or the Acquired Assets. At the time of filing or furnishing, all such Reports were true, complete and accurate in all material respects, or were subsequently updated, changed, corrected or modified, and to the extent required to be updated, as so updated, remain true, accurate and complete in all material respects, and no deficiencies have been asserted by any such Governmental Authority with respect to such Reports. No Seller or its Affiliates, nor, to Sellers’ Knowledge, any employee or agent of Sellers or their respective Affiliates is or, since January 1, 2019, has been the subject of any pending or, to Sellers’ Knowledge, threatened Proceeding pursuant to the FDA ethics policy or otherwise resulting from any other untrue, fraudulent, or false statement or omission with respect to the Business.

(d) With respect to Sellers, Sellers’ Affiliates and Sellers’ current suppliers, Sellers have delivered to Buyer copies of all (i) reports of the FDA Form 483 inspection observations, (ii) establishment inspection reports, (iii) warning letters, and (iv) other documents that assert ongoing lack of compliance in any material respect with any applicable Laws (including those of the FDA), received by any Seller, Affiliate of such Seller or current supplier from the FDA or any equivalent foreign Governmental Authority, in each case (clauses (i) through (iii)) relating to the Products and/or arising out of the conduct of the Business that have been provided to Sellers or their Affiliates. No Seller nor its Affiliates has, with respect to the Products, and no Seller nor any of its Affiliates has received or been subject to, since January 1, 2019, any FDA Form 483, notice of adverse finding, warning letters, untitled letters or other similar notices or correspondence from any Regulatory Authority, and there is no adverse Proceeding pending or, to Sellers’ Knowledge, threatened by any such Regulatory Authority, related to the investigation of, the approval of, Exploitation of, Manufacture of, testing of, processing of, packaging of, repackaging of, stability of, storage of, or the labeling, relabeling or promotion of any Product, or otherwise alleging any violation of Law with respect to, any Product or the conduct of the Business.

(e) All serious Adverse Event reports related to the Products have been submitted to the FDA. There have been no recalls, market withdrawals, field notifications or seizures requested, ordered or threatened or any adverse regulatory actions taken or threatened against a Seller or an Affiliate of Sellers by the FDA or any other U.S. Governmental Authority with respect to the Products, including any facilities where Products are researched, investigated, tested, manufactured, produced, processed, packaged, or stored. Seller has not, either voluntarily or at the request of any Governmental Authority, initiated or participated in a recall, market withdrawal or field notification of Products or provided any post-sale warnings regarding the Products. No Seller or its Affiliates have received any written notice since January 1, 2019 through the date hereof, that the FDA, DEA, FTC, CMS, National Institutes of Health, Office of the Inspector General for the Department of Health and Human Services, DOJ or any other Governmental Authority has (i) commenced, or threatened to initiate, any action to revoke, deny or withdraw any Acquired Product Registration or other marketing authority of a Product, or request the recall, market withdrawal, field notification, removal or replacement of any Product, (ii) commenced, or threatened to initiate, any action to seize any Product or enjoin the research, development, investigational use, Manufacture, testing, processing, packaging, labeling, repackaging, relabeling, storage or Exploitation of any Product, or (iii) commenced, or threatened to initiate, any action to seize any Product or enjoin the research, development, investigation, Manufacture, testing, processing, packaging, labeling, repackaging, relabeling, storage or Exploitation of any Product produced at any facility where any Product is researched, developed, investigated, Manufactured, tested, processed, packaged, labeled, repackaged, relabeled, stored or held for Exploitation.

(f) During the past three (3) years, Sellers and their Affiliates have not received written notice of any (i) regulatory inspections of any facility in which the Products are researched, investigated, tested or Manufactured, or (ii) correspondence from any Governmental Authority, asserting that the research, investigational, testing or manufacturing operations of any facilities in which the Products are researched, investigated, tested or Manufactured are not in compliance in all material respects with all applicable Laws. During the last three (3) years, except as set forth in the Regulatory Documentation made available to Buyer, with respect to the Products and the facilities in which the Products are researched, investigated, Manufactured, tested, processed, packaged, repackaged, labeled, relabeled or stored, no Seller nor any of its Affiliates has received or been subject to any untitled letters or, to Sellers’ Knowledge, oral communication or correspondence, in each case from the FDA or any other Governmental Authority alleging that the Products or the facilities in which the Products are researched, investigated, tested, Manufactured, packaged, labeled or stored are or were in violation of any Law or any applicable clearance, Permit, exemption, guidance or guideline, or alleging that the Products or the other facilities in which the Products are researched, investigated, tested, Manufactured, packaged, labeled or stored are or were the subject of any pending, threatened or anticipated Proceeding by a Regulatory Authority. During the three (3) years prior to the date hereof, the Products Exploited in the Territory have been Manufactured in compliance in all material respects with applicable Law, including Good Manufacturing Practice, and applicable Acquired Product Registrations.

(g) None of Sellers or any of their Affiliates have received or have otherwise learned of any complaints, information or other adverse outcomes related to the Products that would reasonably be expected to have a Material Adverse Effect.

(h) Since January 1, 2019, no Seller nor any of its Affiliates has received any material written information from any Regulatory Authority with jurisdiction over the marketing, promotion, Exploitation, research, preclinical and clinical development, handling and control, safety, efficacy, reliability, quality, testing, processing, importation, exportation, packaging, labeling, Manufacturing, federal health care program price reporting information and information required by Law or Regulatory Authority to be retained related to such price reporting, of the Products which would reasonably be expected to lead to the revocation, withdrawal, or denial of any Acquired Product Registration or federal health care program contract before such Acquired Product Registration with respect to the Business.

(i) All drug distribution activities with respect to the Products are in compliance in all material respects with the Drug Supply Chain Security Act, including requirements for registration, reporting, licensing, drug listing, product tracing and identification, and systems for verification and handling of suspect or illegitimate product.

(j) None of the employees of Sellers or Sellers’ Affiliates or, to Sellers’ Knowledge, any manufacturer of the Products, have been disqualified or debarred by the FDA for any purpose, or have been excluded, charged with or convicted under the U.S. federal law for conduct relating to the development or approval, or otherwise relating to the regulation, of any drug product under the Generic Drug Enforcement Act of 1992, the FDCA, Federal Health Care Programs or any other relevant Law.

(k) Since January 1, 2019, with respect to the Products and the Business, Sellers and their respective Affiliates have complied with all requirements of Federal Health Care Programs, requirements relating to the Veterans Healthcare Act of 1992, and requirements relating to sales to 340B Program entities.

(l) None of Sellers or any of their Affiliates or, to Sellers’ Knowledge, any of their respective officers, directors, managers or employees, in each case, acting on behalf of such Seller and its Affiliates, has (i) knowingly presented or caused to be presented a claim for reimbursement for services to any state, federal or foreign Governmental Authority, including any Federal Health Care Program, that is false, (ii) knowingly offered, paid, solicited, or received any remuneration (including any kickback, bribe, rebate, or fee), overtly or covertly, in cash or in kind: (A) in return for referring any individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by a Federal Health Care Program, or (B) to secure any improper advantage or to obtain or retain business that would cause the Business to be in violation of any Law, including the federal Anti- Kickback Statute (42 U.S.C. § 1320a-7b), (iii) otherwise given, received, offered to pay to or solicited any remuneration from, in cash or kind, directly or indirectly, any past or present patient, customer, physician, other healthcare provider, supplier, vendor, contractor, Federal Health Care Program or other government program, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b), or (iv) knowingly made or caused to be made or induced or sought to induce the making of any false statement or representation (or omitted to state a material fact required to be stated therein) in order that any past or present patient, customer, physician, other healthcare provider, supplier, vendor, or contractor may receive reimbursement from a Federal Health Care Program or government program or in order that the Business may collect reimbursement from a Governmental Authority or Federal Health Care Program, in each case (clauses (i) through (iv)).

(m) All research, clinical studies and pre-clinical studies conducted by or on behalf of or sponsored by a Seller or its Affiliates with respect to the Business, or in which the Products have participated were and, if still pending, are being, conducted in accordance with all applicable Laws and regulation, including Good Laboratory Practice and Good Clinical Practices. Neither Seller nor its Affiliates have received, since January 1, 2019, any written notices, correspondence or other communication from any Regulatory Authority recommending, requiring or threatening to initiate the hold, termination, or suspension of any clinical trials conducted by, or on behalf of, Seller or its Affiliates with respect to the Business, or in which the Products have participated.

(n) Sellers have paid all fees described in Section 9008 of the Patient Protection and Affordable Care Act, Pub. L. No. 111-148, as amended by Section 1404 of the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, in each case related to the Products.

4.14 Products. Since January 1, 2019, (a) there has not been, nor is there currently under consideration by Sellers or any of their Affiliates, or to Sellers’ Knowledge, any Governmental Authority, any product recall, market withdrawal or post-sale warning in respect of any Product, and (b) no Product distributed or sold has been discontinued (whether voluntarily or otherwise) by Sellers or any of their Affiliates due to concerns over potential harm to human health or safety. Except as set forth in the Assigned Contracts and the Excluded Contracts pursuant to which Products are sold, no Product being commercially sold is subject to any express guaranty, warranty or other indemnity other than the applicable standard terms and conditions of Sellers and their respective Affiliates that have been made available to Buyer. Since January 1, 2019, no Person has made any claim against Sellers or their Affiliates arising out of any personal injury and/or death proximately caused by the use of the Products.

4.15 Customers. Schedule 4.15 to the Seller Disclosure Letter specifies, for the calendar years 2020 and 2021, the names of the customers that were, in the aggregate, the ten (10) largest customer accounts in terms of the number of kit units sold by the Business during such period. Since January 1, 2020, none of such customers has given any Seller notice terminating or indicating their intent to terminate or cancel, or threatening to terminate or cancel, any contract or relationship with such Seller relating to the Business or to materially reduce their purchases of the Products or otherwise materially change the terms (whether related to payment, price or otherwise) with respect to, purchasing materials, products or services relating to the Products. Since January 1, 2020, Sellers have not received any written material complaint regarding the Products from any such customer.

4.16 Suppliers. Schedule 4.16 to the Seller Disclosure Letter specifies, for the nine (9) months ended September 30, 2021, the names of each material supplier to the Business during such period. Since January 1, 2020, none of such suppliers has given any Seller notice terminating or indicating their intent to terminate or cancel, or threatening to terminate or cancel, any contract or relationship with such Seller relating to the Business or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services relating to the Products. Since January 1, 2020, Sellers have not received any written material complaint regarding the Products from any such supplier.

4.17 Absence of Changes or Events. Other than as set forth on Schedule 4.17 to the Seller Disclosure Letter, since September 30, 2021 and through the date of this Agreement, (a) Sellers and their respective Affiliates have conducted the Business in the ordinary course of the business, (b) there has not been any event, occurrence or development that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or would reasonably be expected have a Material Adverse Effect, and (c) no action has been taken that would be a violation of Section 6.2 if that Section had been in effect and such action was taken without the consent of Buyer.

4.18 Inventory; No Channel Stuffing.

(a) The Inventory is owned by Sellers or their respective Affiliates free and clear of all Encumbrances (other than Permitted Encumbrances). The finished goods comprising the Inventory (i) is useable or saleable in the ordinary course of business, (ii) was Manufactured in material compliance with Good Manufacturing Practices and in accordance with the applicable Acquired Product Registrations and applicable Law and (iii) is not adulterated or misbranded within the meaning of any applicable Law. Except as set forth in Schedule 4.18(a) to the Seller Disclosure Letter, the value of all such inventories that are obsolete, slow moving, excess or of below-standard quality has been written down to net realizable value or adequate reserves have been provided therefor, and all finished Inventory have, as of the Closing Date, a remaining shelf life of twelve (12) months or longer. No such inventory has been pledged as collateral or is held on a consignment basis.

(b) To the extent that the Inventory contains or consists of raw materials and work-in-process, to Seller’s Knowledge such raw materials and work-in-process have been manufactured, handled, maintained, packaged and stored at all times in compliance in all material respects with applicable Law.

(c) Since December 31, 2020 and until the Closing Date, Sellers and their Affiliates have not engaged in any practice with the intent of increasing the levels of inventory of the Products in the distributor or wholesaler channels outside of the ordinary course of business and in anticipation of entering into this Agreement or any similar transactions with respect to the Products.

4.19 Solvency. No Seller is, and immediately prior to and following the transfer of Acquired Assets to Buyer will be, insolvent, as determined under any applicable bankruptcy, insolvency, fraudulent conveyance or similar Laws of any applicable jurisdiction.

4.20 Restrictions on Business Activities. There is no Contract (including covenants not to compete) or Order relating to the Business or the Products that has or would reasonably be expected to have, whether before or after consummation of the transactions contemplated hereby, the effect of prohibiting or impairing the conduct of Business, the Exploitation of the Products or the operation or use of the Acquired Assets as currently operated or conducted.

4.21 Transactions with Affiliates. (a) None of the Acquired Assets are subject to, and the transactions contemplated hereby will not trigger, any current or future rights or obligations between, among or involving Sellers or their Affiliates, on the one hand, and any current or former director, manager, officer, stockholder, member, manager, partner, employee or independent contractor of Seller (or any Affiliate thereof), on the other hand, and (b) no such Person owns any Acquired Assets or any right relating to the Assumed Liabilities.

4.22 Insurance. Sellers and their Affiliates have insurance policies in full force and effect (a) for such amounts as are sufficient for all requirements applicable to the Business under (i) Law and (ii) all Contracts to which Sellers or any of their respective Affiliates is a party or by which it or any of the Acquired Assets is bound and (b) which are in such amounts, with such deductibles and against such risks and losses, as reasonable for the Business and the Acquired Assets. No event has occurred, including the failure by Sellers or any of their Affiliates to give any notice or information, or Sellers or any of their Affiliates giving any inaccurate or erroneous notice or information, which limits or impairs the rights of Seller or any of their Affiliates under any such insurance policies.

4.23 Brokers and Finders. Except for SVB Leerink, whose fees shall be borne solely by Sellers, no Seller nor any of their respective Affiliates or their respective officers, directors, managers or employees has employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

4.24 Disclaimer of Other Representations.

(a) SELLERS HAVE NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO SELLERS OR ANY OF THEIR AFFILIATES OR THE BUSINESS OF SELLERS OR ANY OF THEIR AFFILIATES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4.

(b) Without limiting the generality of clause (a) above, except as expressly set forth in this Article 4, no Seller nor any of their Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of Sellers made available to Buyer and its Representatives, including due diligence materials, or in any presentation of the business of Sellers and their Affiliates by management of Sellers or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the other Transaction Documents. Except as expressly set forth in this Article 4, it is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations are not and shall not be deemed to be or to include representations or warranties of Sellers, and are not and shall not be deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the transactions contemplated hereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers that the following representations and warranties are true and correct as of the date hereof and as of the Closing Date:

5.1 Corporate Organization; Authority. Buyer is a limited liability company duly organized and validly existing under the Laws of its jurisdiction of formation and has all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate the properties and assets it purports to own, lease and operate.

5.2 Due Authorization. Buyer has full limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized, and no other limited liability company proceedings on the part of Buyer are necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and, assuming this Agreement has been duly authorized, executed and delivered each Seller, constitutes the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions.

5.3 No Violations; Consents and Approvals. Neither the execution and delivery by Buyer of this Agreement or the other Transaction Documents to which it is a party, nor the consummation of the transactions provided for herein or therein, will (a) violate any applicable Law, (b) breach or violate any provision of its Organizational Documents, (c) with or without notice, lapse of time or both, conflict with, result in a breach of, constitute a material default under, result in the acceleration of, create in any party a right to accelerate, terminate or modify or cancel, any Contract to which it is a party or by which it is bound, or (d) require any Consent, waiver, approval, authorization of, Permit from, filing with, or notification to any Governmental Authority or any other Person on the part of Buyer, except as required by the HSR Act or as otherwise contemplated by Section 6.3(b), except, in the case of each of clauses (a) and (c), where such violation, conflict, breach, default, acceleration or termination would not reasonably be expected to prevent or materially delay the consummation by Buyer of the transactions contemplated by this Agreement or any of its Transaction Documents.

5.4 Litigation. As of the date of this Agreement, there is no Proceeding pending before any court or Governmental Authority or arbitral body, or, to the knowledge of Buyer, threatened, against Buyer which would reasonably be expected to impair or delay Buyer’s ability to consummate the transactions contemplated by this Agreement.

5.5 Brokers and Finders. Neither Buyer nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement. Financial Capability. Buyer has, and at the Closing Date will have, sufficient funds available and on hand to pay the Closing Date Payment and Earn-Out Payments and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement. Investigation and Reliance.

(a) Buyer is a sophisticated purchaser and has conducted to its satisfaction an independent investigation, review, and analysis of the Business, the Acquired Assets, the Assumed Liabilities and the results of operations, Liabilities, and prospects of the Business, which investigation, review, and analysis were conducted by Buyer together with expert advisors, including legal counsel, that it engaged for such purpose. Buyer acknowledges that, in entering into this Agreement and agreeing to proceed with the consummation of the transactions contemplated by this Agreement, it has relied solely on (i) the representations and warranties of Sellers set forth in Article 4 and (ii) the results of its own investigation, review, and analysis.

(b) Buyer acknowledges that, except for the representations and warranties of Sellers set forth in Article 4, no Seller, nor any of their Affiliates, or any of their respective Representatives has made, or is making, any representation or warranty, express or implied, regarding the Business, the Acquired Assets, the Assumed Liabilities, or the results of operations, Liabilities, or prospects of the Business, including any representations or warranties with respect to (i) merchantability or fitness for any particular use or purpose, (ii) the probable success or profitability of the Business after the Closing, (iii) any projections, forecasts, or forward-looking statements provided or made to Buyer, its Affiliates, or their respective Representatives, or (iv) any memoranda, charts, summaries, schedules, or other information about the Business, the Acquired Assets, the Assumed Liabilities, or the transactions contemplated by this Agreement or the other Transaction Documents (collectively, the “Business

Information”) provided to Buyer or its Representatives provided to Buyer in connection with the transactions contemplated by this Agreement and any information, documents, or materials provided to Buyer or its Representatives, whether orally or in writing, in or through the Data Room, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Buyer or its Representatives, or any other form in connection with the transactions contemplated by this Agreement). Buyer agrees that no Seller, nor any of their Affiliates, or any of their respective Representatives will have any Liability to Buyer or its Representatives relating to or resulting from the use of the Business Information or any errors, inaccuracies, or omissions in the Business Information, or for any other matter relating to the transactions contemplated by this Agreement, except for any Liability resulting from any breach of or inaccuracy in the representations and warranties of Seller expressly set forth in Article 4, but subject to the limitations set forth in this Agreement.

ARTICLE 6

PRE-CLOSING COVENANTS AND AGREEMENTS

6.1 Pre-Closing Access to Information; Delivery of Financial Information.

(a) From the date of this Agreement until the Closing Date, Sellers shall give Buyer and its Representatives reasonable access, upon reasonable advance notice (which in no event shall be less than forty-eight (48) hours’ notice) and during normal business hours, to the offices, facilities, books, and records of the Business or of Sellers and their Affiliates to the extent relating to any of the Acquired Assets, and shall make the employees of the Business available to Buyer and its Representatives as they may from time to time reasonably request; provided, however, that Seller will not be required to provide access or to disclose any information to Buyer or its Representatives if such access or disclosure would (a) unreasonably interrupt the normal course of Sellers’ business or (b) be reasonably likely to (i) result in any waiver of attorney-client privilege or (ii) violate any Law or the terms of any Contract to which Sellers or any of their Affiliates is a party or to which any of them are bound (provided, that Sellers, on the one hand, and Buyer, on the other hand, shall work in good faith to develop an alternative means by which to provide Buyer such information in a manner that does not violate the legal or contractual restriction or result in the loss of attorney-client privilege); provided, further, that prior to the expiration of the waiting period under the HSR Act applicable to the transactions contemplated by this Agreement, Buyer and its Representatives shall only be permitted such reasonable access or information that, in Sellers’ sole discretion, after consultation with counsel, is appropriate during such waiting period. All requests by Buyer or its Representatives for access or information pursuant to this Section 6.1 shall be directed to Scott Silverman, or to such other Person as Sellers may direct in writing. During any visits to any offices or facilities owned or leased by a Seller or Seller Affiliate, Buyer shall comply, and shall cause its Representatives to comply, with all safety, health, and security rules applicable to the premises being visited. Sellers shall have the right to have a Representative present at all times during any inspections, interviews, and examinations conducted at the offices or facilities owned or leased by a Seller or Seller Affiliate. From the date of this Agreement until the Closing Date, Buyer shall not have access to or communicate with any customers, suppliers, or other counterparties of the Business without the prior written Consent of Sellers, which may be withheld in the sole discretion of Sellers, and then only on such terms to which Sellers consent.

(b) Sellers shall use Commercially Reasonable Efforts to provide Buyer, by February 15, 2022, with unaudited statements of net sales, gross margins and aggregate value of inventory relating to the Business (finished goods, work-in-process and raw materials) for the fiscal year ended December 31, 2021, which financial information shall be prepared in accordance with, and derived from, the books and accounts and other financial records of Sellers in accordance with as applied consistently by Sellers, and shall fairly present in all material respects such net sales, gross margins and aggregate inventory amounts based on management’s reasonable assumptions as of and for the year indicated.

(c) Buyer shall, and shall cause its Representatives to, treat and hold strictly confidential any information provided or obtained pursuant to this Section 6.1 in accordance with the Existing Confidentiality Agreement.

6.2 Conduct of Business.

(a) From the date of this Agreement until the Closing Date, except (i) as expressly contemplated by this Agreement or any other Transaction Document, (ii) as required by applicable Law, (iii) as set forth on Schedule 6.2 to the Seller Disclosure Letter, (iv) for actions reasonably taken in response to any epidemic or pandemic, or (v) to the extent that Buyer otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), Sellers shall (A) operate the Business and continue the Exploitation of the Products in the ordinary course of business, (B) use commercially reasonable efforts to preserve the present relationships with Persons having business dealings with Sellers (including customers, distributors and suppliers) in so far as such relationships relate to the Products, the Business or the Acquired Assets and preserve the goodwill associated with the Products, the Business and any Acquired Assets related thereto; (C) maintain insurance upon all of the Acquired Assets, in such amounts and of such kinds comparable to that in effect on the date of this Agreement; (D) (1) maintain the books, accounts and records relating to the Products and the Acquired Assets, including the Manufacturing Documentation, Acquired Regulatory Documentation and Acquired Books and Records, in the ordinary course of business, and (2) comply with all material contractual obligations related to the Acquired Assets and the Products, including all obligations pursuant to the Assigned Contracts; and (E) comply in all material respects with all applicable Laws.

(b) Without limiting the generality of the foregoing, except (v) as expressly contemplated by this Agreement or any other Transaction Document, (w) as required by applicable Law, (x) as set forth on Schedule 6.2 to the Seller Disclosure Letter, (y) for actions reasonably taken in response to any epidemic or pandemic, or (z) with the prior written Consent of Buyer (which Consent shall not be unreasonably withheld, conditioned, or delayed), prior to the Closing, Sellers shall not, in each case with respect to the Business, the Products or the Acquired Assets:

(i) mortgage, lease, pledge or otherwise subject any of the Acquired Assets to any Encumbrance or sell, transfer, license, permit to lapse or otherwise dispose of any Acquired Assets except for inventory and marketing materials in the ordinary course of business, in each case, other than (A) Permitted Encumbrances, (B) in connection with intercompany transactions among Sellers and their respective Affiliates, (C) in connection with the sale, use or other disposal of Inventory, Marketing Materials, goods or services in the ordinary course of business;

(ii) except for assets that would comprise the Acquired Assets, acquire any assets related to the Products;

(iii) waive or release any material right or claim related primarily to the Business or affecting any of the Acquired Assets or the Assumed Liabilities;

(iv) increase or change the compensation or benefits for the Business Employees;

(v) amend, extend, or terminate, or waive, release, or assign any rights or claims under, any Assigned Contract (other than any termination that occurs pursuant to the terms thereof without any action on the part of any of Sellers);

(vi) enter into negotiations of new Contracts relating specifically to any Product (including the Manufacture or Exploitation thereof), excluding for the purposes hereof the acceptance of purchase orders in the ordinary course of business;

(vii) (A) sell, assign, lease, terminate, waive, abandon, cancel, transfer, permit to be encumbered or otherwise dispose of or grant any security interest in and to, or take any action or fail to take any action that would reasonably be expected to result in any loss, lapse, abandonment, cancellation, invalidity or unenforceability of, any item of Acquired Intellectual Property or Licensed Intellectual Property, in whole or in part, or (B) grant any license with respect to any Acquired Intellectual Property or Licensed Intellectual Property;

(viii) fail to maintain or renew any of the Registered IP comprising the Acquired Intellectual Property, including failure to maintain or prosecute any active patent application prosecutions;

(ix) (A) make, change or rescind any election relating to Taxes, (B) settle or compromise or agree to compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or consent to any extension or waiver of the statute of limitations thereof, (C) except as may be required by applicable Law, make any change to any of its methods of reporting income or deductions for Tax purposes from those employed in the preparation of its most recently filed Tax Returns; (D) change any annual Tax accounting period, (E) adopt or change any method of Tax accounting or (F) obtain any Tax ruling or enter into any closing agreement, in each of clauses (A) – (F), to the extent related to, or that could reasonably be expected to result in a Tax Encumbrance or Liability for material Taxes with respect to, the Acquired Assets or the Products;

(x) take any action that would reasonably be expected to increase Taxes with respect to the Acquired Assets or the Products for any taxable period beginning after the Closing Date;

(xi) (A) introduce any change with respect to the Products, including any change in the product specifications, composition or quality thereof, (B) implement or otherwise make any discretionary material changes in the Manufacture of the Products or change the API used in the Products, (C) modify the Marketing Materials, except to reflect changes in Product Labeling, or (D) make any change in prices or terms of distributions of the Products or change pricing, discount, allowance or return policies or grant any pricing, discount, allowance or return terms for any customer or supplier not in accordance with such policies;

(xii) terminate, cancel, amend or modify any insurance coverage policy maintained by Sellers related to the Acquired Assets that is not promptly replaced by a comparable amount of insurance coverage or fail to pay any insurance premiums due thereunder;

(xiii) make any payment with respect to, or discharge, compromise or settle, any claim or Proceeding related primarily to the Products or the ownership or use of the Acquired Assets;

(xiv) (A) package validation lots of Lyvispah in Sellers’ trade dress prior to February 14, 2022 or (B) drug list Lyvispah in any pricing compendium; or

(xv) agree in writing or otherwise to take any of the actions described in clauses (i) through (xiv) above, or any action which is reasonably likely to make any of Sellers’ representations or warranties contained in this Agreement untrue or incorrect in any material respect on the date made (to the extent so limited) or as of the Closing Date or reasonably expected to result in a Material Adverse Effect.

6.3 Governmental and Other Consents and Approvals.

(a) On the terms and subject to the terms and conditions of this Agreement, including Section 2.4 hereof, each Party shall use commercially reasonable efforts to cause the Closing to occur as promptly as practicable after the date of this Agreement, including taking all reasonable actions necessary to obtain or make each Consent of or with a Governmental Authority that, if not obtained or made, would have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the covenants of the Parties contained in this Section 6.3, the Parties shall (i) cooperate and consult with each other in (A) determining, as promptly as possible, whether any filings or notifications are required to be made with, or actions or nonactions, waivers, expirations or terminations of waiting periods, clearances, Consents or orders are required to be obtained from, any Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (B) timely making all such filings and notifications and timely seeking all such actions or nonactions, waivers, expirations or terminations of waiting periods, clearances, Consents or orders, (ii) respond promptly to inquiries from any Governmental Authority in connection with any filings or notifications made pursuant to this Section 6.3 and supply as promptly as practicable such information or documentation as may be requested pursuant to the HSR Act by any Governmental Authority, and (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Parties shall as promptly as practicable, but in no event later than December 30, 2021, file with U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice the notification and report form required under the HSR Act with respect to the transactions contemplated by this Agreement. Buyer shall pay all filing fees associated with the filings required by this Section 6.3.

(c) In furtherance and not in limitation of the covenants of the Parties contained in this Section 6.3, subject to applicable legal limitations, each Party agrees to (i) furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (ii) keep the other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by such Party from, or given by such Party to, any Third Party or any Governmental Authority with respect to such transactions, (iii) permit the other Party to review and incorporate the other Party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to any filings or notifications required to be made with, or actions or nonactions, waivers, expirations or terminations of waiting periods, clearances, Consents or orders required to be obtained from, such Governmental Authority in connection with execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and (iv) consult with the other in advance of and not participate in any meeting or discussion relating to the transactions contemplated by this Agreement, either in person or by telephone, with any Governmental Authority in connection with the proposed transactions unless it gives the other Party the opportunity to attend and observe, and, to the extent not prohibited by such Governmental Authority, gives the other Parties the opportunity to attend and participate. Each Party shall use its reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.3(c) in a manner so as to preserve any applicable privilege.

(d) In furtherance and not in limitation of the covenants of the Parties contained in this Section 6.3, Buyer shall take any and all such further action as may be necessary to resolve such objections, if any, as any Governmental Authority or any other Person may assert under any Law with respect to the transactions contemplated by this Agreement and to avoid or eliminate, and minimize the impact of, each and every impediment under any Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement, in each case so as to enable the Closing to occur as soon as reasonably possible, provided that Buyer shall not have any obligation to agree to any structural or conduct remedy, or to litigate in connection therewith.

(e) Buyer shall not, and shall not permit its Affiliates to, enter into any transaction or agreement to effect any transaction (including any merger or acquisition) that would make it more difficult, or increase the time required, to (i) obtain the expiration or termination of any required waiting period under the HSR Act or any other Law applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that is reasonably likely to prevent or materially delay the consummation of the transactions contemplated by this Agreement, or (iii) obtain all actions or nonactions, waivers, expirations or terminations of waiting periods, clearances, Consents and orders of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.

(f) Buyer acknowledges that, with respect to Consents to be obtained from Third Parties with respect to the assignment of Assigned Contracts, other than with respect to Section 3.3(e), no representation, warranty, covenant, or agreement of Seller contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (i) efforts to obtain Consents in accordance with this Section 6.3(f) or the failure to obtain any such Consent, (ii) any termination of any Contract as a result of such efforts, or (iii) any Proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Consent or any such termination. Prior to the Closing, each Party shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain any material Consents contemplated by this Section 6.3(f) in respect of such Contracts; provided, however, that such efforts shall not include any requirement that any Party or any of its Affiliates expend money, commence, defend or participate in any litigation, or offer or grant any accommodation (financial or otherwise) to any Third Party.

6.4 Exclusivity. From and after the date of this Agreement until the termination of this Agreement in accordance with its terms, Sellers shall not, and shall not authorize or permit any of their respective Representatives to, directly or indirectly: (a) solicit, initiate, or take any action to facilitate or encourage any inquiries or the making of any proposal from a Person or group of Persons other than Buyer and its Affiliates that may constitute, or could reasonably be expected to lead to, an Acquisition Proposal; (b) enter into or participate in any discussions or negotiations with any Person or group of Persons other than Buyer and its Affiliates regarding an Acquisition Proposal; (c) furnish any information with respect to, or afford access to any Person or group of Persons other than Buyer and its Representatives to, the assets, business, properties, books or records of any Seller or any of its Affiliates related to the Products or the Acquired Assets, in all cases for the purpose of assisting with or facilitating an Acquisition Proposal; or (d) enter into an Acquisition Proposal or any agreement, arrangement, or understanding, including any letter of intent, term sheet, or other similar document, relating to an Acquisition Proposal. Sellers shall immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons other than Buyer and its Affiliates and their respective Representatives conducted heretofore with respect to any Acquisition Proposal. Upon the receipt by any Seller of any inquiry or proposal, oral or written, regarding any Acquisition Proposal involving a Third Party, such Seller shall promptly notify Buyer in writing (but in any event within 48 hours) and provide Buyer with an oral and written description (setting forth, the price, identity of the Third Party and other material terms) of any Acquisition Proposal.

6.5 Notification of Certain Matters. Between the date of this Agreement and the Closing Date, Sellers shall:

(a) promptly inform Buyer upon obtaining knowledge of any facts or circumstances which (i) render inaccurate in any material respect any representation or warranty herein made by Sellers or (ii) prohibit or restrain or adversely affect the ability of Seller to consummate the transactions contemplated hereby or the performance by Sellers of their obligations hereunder in all material respects; or

(b) promptly notify Buyer of the occurrence of any breach of any covenant of Sellers or of the occurrence of any event that Sellers believe will make the satisfaction of the conditions to the obligations of Buyer to consummate the transactions contemplated by this Agreement as set forth on Article 8 impossible or unlikely.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1 Preservation of Books and Records; Access and Assistance.

(a) For a period of seven (7) years after the Closing Date, Buyer shall preserve and retain all Acquired Books and Records and other accounting, legal, auditing, and other books and records of the Business included in the Acquired Assets (including any documents relating to any governmental or non-governmental claims, Proceedings, or investigations with respect to the Business) relating to (i) the conduct of the Business or (ii) the ownership of the Acquired Assets, in each case prior to the Closing Date. Notwithstanding the foregoing, Buyer may dispose of any such Acquired Books and Records or other books and records during such seven (7) year period if the same are first are offered in writing to Sellers and not accepted by Seller within forty-five (45) days of such offer.

(b) After the Closing Date, Buyer shall permit Sellers and their Representatives to have reasonable access to, and to inspect and copy (at Sellers’ sole cost and expense), all Acquired Books and Records and other books and records referred to in Section 7.1(a) and to meet with officers and employees of Buyer and its Affiliates on a mutually convenient basis in order to obtain explanations with respect to such Acquired Books and Records and other books and records to the extent such access reasonably may be required by Sellers in connection with (i) the preparation of financial statements or Tax Returns, (ii) any Tax audit or other proceeding relating to Taxes, or (iii) any actual or threatened Proceeding; provided that, without limiting any requirement of Law or any applicable Order, this Section 7.1(b) shall not apply to any Proceedings in which the Parties or any of their respective Affiliates are adverse to each other.

(c) If either Party is contesting or defending against any Proceeding, hearing, investigation, claim, or demand relating to (i) any transaction contemplated by this Agreement or the other Transaction Documents or (ii) any fact, situation, condition, event, action, failure to act, or transaction occurring prior to the Closing Date involving the Business or any Acquired Asset, the other Party shall (A) fully cooperate with the contesting or defending party and its counsel in, and assist the contesting or defending party and its counsel with, the contest or defense, (B) make available such other Party’s personnel (including for purposes of fact finding, consultation, interviews, depositions, and, if required, as witnesses), and (C) provide such information, testimony, and access to its books and records, in each case as shall be reasonably requested in connection with the contest or defense, all at the sole cost and expense (not including employee compensation and benefits costs) of the contesting or defending Party; provided, however, that the foregoing shall not apply to any matter for which the contesting or defending Party is seeking indemnification under Article 10 or involving a dispute between the Parties.

7.2 Confidentiality.

(a) Until the Closing, the Confidential Disclosure Agreement between SIL and Buyer, dated April 19, 2021 (the “Existing Confidentiality Agreement”) shall remain in full force and effect and the Parties shall comply with the terms thereof. The Existing Confidentiality Agreement shall be null and void and of no further force or effect following the Closing Date.

(b) For a period of seven (7) years following the Closing Date, Sellers shall not, and shall ensure that their Affiliates do not, directly or indirectly, disclose to any other Person or make any other unauthorized use of any Confidential Information, except to the extent such information is contained in any public statement approved by Buyer, or otherwise made, in accordance with Section 6.3. As used herein, the term “Confidential Information” shall mean all Product Confidential Information and any and all proprietary or non-public information relating to Buyer or the transactions contemplated by this Agreement, whether or not in written form and whether or not expressly designated as confidential, including any such information consisting of trade secrets or confidential know-how. Notwithstanding the foregoing, nothing herein shall restrict Sellers or any of their Affiliates from using or disclosing any Confidential Information to the extent (i) such information is or becomes (through no improper action or inaction by any Sellers or any of their Affiliates) generally available to the public, (ii) such information was rightfully disclosed to a Seller or its Affiliates by a Third Party not under an obligation of confidentiality with respect to such information, (iii) Sellers or their Affiliates can demonstrate that such information was independently developed by a Seller or its Affiliates without use of, or reference to, any Acquired Intellectual Property or other Confidential Information or (iv) such disclosure is required by Law or the rules and regulations of any securities exchange or any Governmental Authority; provided that, (A) to the extent practicable, Sellers shall give Buyer adequate prior written notice thereof as reasonably necessary to allow Buyer to obtain confidential treatment or a protective order therefor, (B) Sellers shall disclose only that portion of the Confidential Information that, according to the advice of Sellers’ counsel, is required to be disclosed, and (C) Sellers shall use reasonable efforts to obtain assurances that such Confidential Information will be treated confidentially.

7.3 Publicity. No Party nor any of their respective Representatives may make any press release or other public disclosure regarding the existence of this Agreement or the other Transaction Documents, its or their contents, or the transactions contemplated by this Agreement or the other Transaction Documents without the written consent of Sellers, in the case of a public disclosure by Buyer, or Buyer, in the case of a public disclosure by Sellers, in any case, as to the form, content, and timing and manner of distribution or publication of such press release or other public disclosure (which consent may not be unreasonably withheld, conditioned, or delayed). Each Party shall hold confidential the terms and provisions of this Agreement and the other Transaction Documents and the terms of the transactions contemplated by this Agreement and the other Transaction Documents. Notwithstanding the foregoing, nothing in this Section 7.3 will prevent any Party or its Representatives from making any press release or other disclosure required by Law or the rules of any stock exchange, in which case the Party required to make such press release or other disclosure shall use commercially reasonable efforts to allow the other Party reasonable time to review and comment on such release or disclosure in advance of its issuance.

7.4 Satisfaction of Third Party Obligations. Buyer shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable in order to timely pay and discharge all Assumed Liabilities.

7.5 Employee Matters.

(a) At least two (2) weeks prior to the estimated Closing Date, Buyer shall, or shall cause one or more of its Affiliates to, make offers of employment effective as of the Closing to each of the employees of Sellers or their Affiliates listed on Schedule 7.5(a) to the Seller Disclosure Letter (each, a “Business Employee”). Each such offer of employment shall be at an annual base compensation, and an opportunity for cash incentive compensation (excluding, for clarity, equity and other non-cash compensation (such as car or cell phone allowance)), not less than that which is in effect for such Business Employee, and with substantially the same responsibilities, duties, and work location, in each case to the extent disclosed to the Buyer as of the date hereof (as may be updated from time to time prior to Closing, subject to compliance with Section 6.2 of this Agreement). Sellers and their Affiliates agree not to discourage any Business Employees from consulting with Buyer, and each Seller shall use its commercially reasonable efforts to keep available the services of the present Business Employees through the Closing Date. The Business Employees who accept such offers prior to Closing are referred to herein as “Buyer Employees”. Buyer Employees will be entitled to benefits that are comparable to those provided to similarly situated employees of Buyer. The applicable Seller or Seller Affiliate shall terminate the employment of each Buyer Employee immediately prior to the Closing.

(b) Subject to the applicable policies, rules and regulations under any such plan offered by Buyer on or after the Closing, Buyer Employees shall be eligible to enroll in a health plan determined by Buyer, as of the Closing, without (i) any waiting periods, (ii) any evidence of insurability, or (iii) application of any pre-existing physical or mental condition restrictions, except to the extent that such waiting periods, evidence of insurability, pre-existing mental or physical condition restrictions would apply under Seller’s medical benefit plan and be permitted by Law. As of the Closing, Buyer shall, with respect to its vacation, 401(k) plan and other employee benefit plans, policies, programs or arrangements that contain a service-credit component and that are maintained by Buyer on or after the Closing (solely to the extent applicable to such Buyer Employee), credit each Buyer Employee, for the purposes of eligibility or vesting but not for purposes of benefit accrual, with the applicable service credited for such Buyer Employee’s duration of employment by any Seller or its Affiliates (or any predecessor thereto).

(c) Buyer shall permit a Buyer Employee to rollover a distribution from the Oasis Retirement Savings Plan (the “Seller 401(k) Plan”) into a 401(k) plan maintained by Buyer or its Affiliates, to the extent such rollover is in accordance with applicable Law, the terms of the Seller 401(k) Plan, and the terms of the Buyer 401(k) Plan; provided, however, that Buyer shall use commercially reasonable efforts to permit any such rollovers to include the rollover of outstanding loan notes.

(d) Except as otherwise provided by applicable Law, Sellers shall be solely responsible for compliance with the requirements of COBRA, including, without limitation, the provision of continuation coverage (within the meaning of COBRA), with respect to all employees and former employees of Seller and Seller Affiliates, and their respective spouses and dependents, for whom a qualifying event (within the meaning of COBRA) occurs under and with respect to any group health plan of the Seller or Seller Affiliates at any time prior to, on or after the Closing Date.

(e) Nothing contained in this Agreement, whether express or implied, shall confer upon any Business Employee or any other employee of Sellers or any of their Affiliates any right to continued employment with Sellers, Buyer or their respective Affiliates, nor shall anything herein interfere with the right of Buyer or its Affiliates to relocate or terminate the employment of any of the Buyer Employees at any time after the Closing. Nothing contained in this Agreement, whether express or implied, shall: (i) be interpreted to prevent or restrict Buyer or its Affiliates from modifying or terminating the terms of employment of any Buyer Employee, including the amendment or termination of any employee benefit or compensation plan, program or arrangement, after the Closing or (ii) be treated as an amendment or other modification of any Seller Benefit Plan or arrangement or PEO Benefit Plan.

(f) Buyer shall bear all cost and expense of the termination of the employment of any Buyer Employee after the Closing. Buyer shall bear all Liability for any claims of any Buyer Employee arising out of the employment or termination of such Buyer Employee by Buyer or any of its Affiliates after the Closing. For the avoidance of doubt (i) Buyer shall not be obligated to assume, continue or maintain any of the Seller Benefit Plans or PEO Benefit Plans; (ii) except as provided in Section 7.5(c), no assets or liabilities of the Seller Benefit Plans or PEO Benefit Plans shall be transferred to, or assumed by, Buyer or Buyer’s benefit plans; and (iii) Sellers and their Affiliates shall be solely responsible for funding and/or paying any benefits under any of the Seller Benefit Plans or PEO Benefit Plans, including any termination benefits and other employee entitlements accrued under such plans by or attributable to employees or former employees of Sellers and their Affiliates.

(g) Buyer represents and warrants that it does not intend to (i) transfer any of the Acquired Assets to any of its Affiliates located or operating in Ireland or any other member of the European Union or (ii) conduct the Business in Ireland or any other member of the European Union. On the basis of the foregoing, the Parties agree that the purchase and sale of Acquired Assets pursuant to this Agreement will not constitute a relevant transfer for the purposes of TUPE and, accordingly, that it will not operate so as to transfer the contracts of employment of any of the Ireland Employees from Sellers to Buyer. If as a result of this Agreement, any contract of employment of an Ireland Employee transfers, or is alleged to have (or it is alleged that it should have) transferred, to Buyer as a result of the provisions of TUPE or otherwise, Buyer may terminate such contract, and Sellers shall indemnify Buyer against all Losses suffered or incurred by Buyer arising out of or in connection with such termination or such allegation.

(h) The provisions of this Section 7.5 pertaining to the employment and employee benefits of Buyer Employees are solely for the benefit of the parties to this Agreement, and no employee or former employee of Sellers or Buyer or any other individual associated therewith shall be regarded for any purpose as a Third Party beneficiary of this Agreement.

7.6 FDA Notification. Buyer and Sellers shall file the Buyer FDA Letter and the Seller FDA Letters, respectively, with the FDA within five (5) Business Days after the Closing Date. Notwithstanding anything contrary herein, Buyer shall be solely responsible for the payment of any filing or similar fees payable to the FDA with respect to the transfer of the Acquired Assets to Buyer.

7.7 Regulatory Responsibilities.

(a) For a period of twelve (12) months after the Closing Date or until such time as all Products sold by Sellers in the channel prior to Closing have expired, Sellers agree to notify Buyer of any information of which they become aware concerning any Adverse Event with respect to any Products. Subject to the terms of the other Transaction Documents, and except as required by a Party to comply with applicable Law or to exercise its rights and obligations hereunder or under any other Transaction Document, after the transfer of the Acquired Product Registrations, as applicable, Buyer shall have the sole right and responsibility for (i) taking all actions, paying all fees and conducting all communications with applicable Governmental Authorities with respect to the Acquired Product Registrations, including preparing and filing all reports (including complying with all applicable Adverse Event reporting obligations to any Governmental Authority with respect to the Products and investigating all complaints and Adverse Events with respect to the Products (whether sold before or after Closing)) with applicable Governmental Authorities, (ii) taking all actions and conducting all communications with Third Parties in respect of Products sold pursuant to the Acquired Product Registrations, including responding to all complaints in respect thereof, and (iii) investigating all Adverse Events in respect of Products sold pursuant to the Acquired Product Registrations.

(b) From and after Closing, Buyer shall comply with all Laws and obligations applicable to the Products, including: (i) bearing the sole right and responsibility for (and the cost of) preparing, obtaining, maintaining, and complying with all obligations and commitments associated with all Regulatory Approvals, and for conducting communications with Governmental Authorities, for the Products; (ii) bearing the sole right and responsibility for (and the cost of) complying with all legal, regulatory, and contractual obligations and responsibilities related to the research and development or Exploitation of the Products; (iii) taking all actions and conducting all communication with Third Parties with respect to the Products (whether sold before or after the Closing), including responding to all complaints and medical information requests; (iv) obtaining all Permits required for the Exploitation of the Products in any country or territory; and (v) complying with FDA registration and listing requirements or analogous requirements of any comparable Governmental Authority.

(c) Following the Closing Date, Buyer shall, as promptly as practicable, register with the FDA to obtain its own labeler code, if necessary; and list with the FDA its own NDC numbers with respect to Lioresal and Lyvispah; and to have in place as soon as reasonably practicable all resources such that manufacturing and sales of Lioresal and Lyvispah can be accomplished under the NDC numbers of Buyer. Buyer shall be permitted (i) to manufacture and label (or have manufactured or labeled) Lioresal using Sellers’ NDC numbers for a period of no more than six (6) months following the Closing and (ii) to sell and distribute Lioresal using Sellers’ NDC numbers for a period of no more than twelve (12) months following the Closing.

7.8 Trade Notification. From the date hereof through the Closing, Sellers and Buyer shall cooperate in good faith to agree in writing on the method and content of the notifications to customers and suppliers and other applicable Third Parties of the sale of the Acquired Assets to Buyer hereunder; provided that, unless otherwise agreed to among the Parties, Sellers shall have the sole right to deliver such notifications to customers and suppliers prior to the Closing. Buyer (prior to the Closing) and Sellers (after the Closing) shall not make any communications or give any other notices to customers or suppliers or other applicable Third Parties relating to the transactions contemplated hereby prior to the date of, or inconsistent with the terms of, such written agreement.

7.9 Seller Names.

(a) Buyer covenants that neither Buyer nor any of its Affiliates shall use in any manner any Seller Names, except as expressly permitted in this Section 7.9. Sellers (on behalf of themselves and their respective Affiliates) hereby grant to Buyer a limited, nonexclusive, royalty-free transition license to continue using the Seller Names on existing inventory and other materials, as applicable, in each case included in the Acquired Assets as of the Closing Date (x) for a period of twelve (12) months after the Closing Date, with respect to marketing and other materials, or (y) until the applicable expiration date, with respect to existing inventory. For the avoidance of doubt, the transition license granted under this Section 7.9 does not allow Buyer to create new inventory or other materials bearing the Seller Names after the Closing Date. Buyer shall use Commercially Reasonable Efforts to ensure that the quality of all goods and services offered or sold under any of the Seller Names shall be at least as high as the quality maintained by Sellers as of the Closing, shall comply in all material respects with all applicable Laws and industry practices in connection with its use of the Seller Names and, at Sellers’ request, shall provide Sellers with samples of its use of the Seller Names to permit Sellers to confirm Buyer’s compliance with the quality control requirements of this sentence. All use of the Seller Names as permitted hereunder shall inure solely to the benefit of Sellers and their respective Affiliates.

(b) The Parties acknowledge that this Agreement does not, and shall not, convey, transfer or assign any right, title or interest in any trademark of any Third Party.

7.10 Wrong-Pockets. Until the first anniversary of the Closing Date, if either Buyer, on the one hand, or Sellers, on the other hand, becomes aware that any of the Acquired Assets has not been transferred to Buyer or any of its Affiliates or that any of the Excluded Assets has been transferred to Buyer or its Affiliates (other than as contemplated in the Transaction Documents), Buyer or Sellers, as applicable, shall promptly notify the other and the Parties shall, as soon as reasonably practicable, ensure that such property is transferred, with any necessary prior Third Party Consent, to (i) Buyer or its applicable Affiliate, in the case of any Acquired Asset which was not transferred to Buyer at the Closing; or (ii) the applicable Seller, in the case of any Excluded Asset which was transferred to Buyer at the Closing. Without limiting the foregoing, Buyer agrees that, after the Closing Date, (w) if Buyer or any of its Affiliates receives any payment that is an Excluded Asset, Buyer shall hold and shall promptly transfer and deliver such payment to Sellers (at an account designated by Sellers), from time to time as and when received by Buyer or its Affiliate and in the currency received, and Buyer shall account to Sellers for all such receipts, (x) if Sellers or any of their Affiliates receive any payment that is an Acquired Asset, the applicable Seller shall hold and shall promptly transfer and deliver such payment to Buyer (at an account designated by Buyer), from time to time as and when received by Sellers or their Affiliates and in the currency received, and Sellers shall account to Buyer for all such receipts, (y) Buyer shall promptly deliver to Sellers any invoice Buyer or any of its Affiliates receives in respect of any account payable that is an Excluded Liability and (z) Sellers shall promptly deliver to Buyer any invoice Sellers or any of their Affiliates receive in respect of any accounts payable that is an Assumed Liability.

7.11 Buyer’s Diligence Obligations. In connection with Buyer’s obligation to make the Earn-Out Payments to Sellers pursuant to Section 2.7, which obligation constitutes a material component of the consideration to Sellers for the sale of the Acquired Assets pursuant hereto, Buyer agrees as follows with respect to the period following the Closing:

(b) Buyer will, and will cause its applicable Affiliates and any applicable licensees and sublicensees to, use Commercially Reasonable Efforts to make, market, sell and otherwise commercialize Lyvispah.

(c) Without limiting the foregoing clause (a), Buyer will comply with the terms set out in Schedule A hereto with respect to Lyvispah.

(d) Buyer will not sell, assign or otherwise transfer any Acquired Intellectual Property, Licensed Intellectual Property or any of the Acquired Product Registrations included among the Acquired Assets to any Third Party (each such Third Party, a “Transferee”), unless, prior thereto, such Transferee agrees in writing with Sellers to be subject to the provisions of Section 2.7, Section 7.12(a) and this Section 7.11 with respect to sales of Lyvispah attributable to such Transferee and its Affiliates, licensees and sublicensees. For purposes of this clause (c), the definition of Net Sales shall be deemed to refer solely to sales of Lyvispah by Transferee and its Affiliates, licensees and sublicensees.

(e) In the event that Buyer or its Affiliates change the price or other terms of sale used in filling purchase orders in respect of Lyvispah and such change has an adverse impact on any credit, chargeback or the best price for Lyvispah granted or required to be given based on transactions entered into by any Seller or their Affiliates prior to Closing, Buyer will promptly reimburse the applicable Seller for the adverse financial impact caused thereby.

7.12 Restrictive Covenants.

(a) Non-Competition. Except with respect to the performance of Sellers’ obligations under the Transition Agreement, for a period commencing on the date of this Agreement and ending five (5) years after the date of this Agreement (such period, as applicable, the “Restriction Period”), each of Buyer and Sellers shall not, and shall ensure that its Affiliates do not, directly or indirectly, including through any acquisition, license, partnership, joint venture or distribution arrangement, market, distribute, offer for sale, or sell in the United States, any therapeutic product containing baclofen as an active ingredient (other than any such products Exploited by Buyer and its Affiliates as of the date hereof as set forth on Schedule 7.12 hereto) (a “Competing Product”), or knowingly aid or assist any Third Party in doing any of the foregoing. Notwithstanding anything herein to the contrary, nothing in this Section 7.12(a) shall prohibit or restrict the ability of Buyer, any Seller or their Affiliates from beneficially owning less than five percent (5%) of any class of the outstanding securities of any publicly-traded Person or conducting research and development in the ordinary course of business. If a Party or any of its controlled Affiliates or any Person that directly or indirectly owns a majority of the voting power of the capital stock of such Party (such Person, a “Parent”) signs a definitive agreement with respect to a merger or acquisition by which it would acquire rights (other than residual financial rights) in a Competing Product at any time during the Restriction Period, then it (or its applicable controlled Affiliate or Parent) shall have nine (9) months from the closing of such definitive agreement to divest itself of such rights in the Competing Product and, during such nine (9) month period, the sale, marketing or distribution of such Competing Product shall not be in violation of this Section 7.12(a). In the case of divestiture under the preceding sentence, such divestiture can occur by either (x) an outright sale of all rights in the Competing Product to a Third Party or (y) a license to one or more Third Parties of the right to sell, market and distribute such Competing Product so long as such Party and its subsidiaries and parent entities only retain residual financial rights with respect to such Competing Product and do not exercise or have the ability to exercise any role or influence in any manner over the conduct of the business of such Competing Product (other than the protection of reputational, intellectual property or similar rights or interests). For the avoidance of doubt, if a Party enters into a transaction with any Person whereby such Party undergoes a Change in Control, then the foregoing limitations and requirements of this Section 7.12(a) shall not apply to such acquiring Person or any of its Affiliates other than the applicable Party and its controlled Affiliates prior to such transaction, nor shall such Party and its controlled Affiliates be prohibited from entering into intercompany transfers or services with such Person or its other Affiliates as do not relate to a Competing Product. It is further understood and agreed that the remedies at law are inadequate in the case of any breach of this covenant and that Buyer or Sellers, as the case may be, shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach of such covenant.

(b) Non-Solicitation.

(i) Sellers hereby covenant and agree that, during the period ending two (2) years following the date of this Agreement, Sellers shall not, and shall ensure that their Affiliates do not: (a) solicit, persuade or induce any of the Buyer Employees to terminate his or her employment with Buyer; (b) solicit the employment of any such individual or hire any such individual or (c) assist any Third Party in taking such actions, in each case without the prior written consent of Buyer; provided, however, that this Agreement shall not prohibit soliciting the employment of any such individual whose employment has been terminated by Buyer or its Affiliate; and provided, further, that the placement of advertisements in newspapers, online job boards, journals or other general circulations not directed or targeted to any such individual shall not constitute solicitation for purposes of this Section 7.12(b)(i).

(ii) Buyer hereby covenants and agree that, except as contemplated by Section 7.5, during the period ending two (2) years following the date of this Agreement, Buyer shall not, and shall ensure that its Affiliates do not: (a) solicit, persuade or induce any of the employees of Sellers or their Affiliates (other than the Business Employees in accordance with this Agreement) to terminate his or her employment with any such Person; (b) solicit the employment of any such individual or hire any such individual or (c) assist any Third Party in taking such actions, in each case without the prior written consent of Sellers; provided, however, that this Agreement shall not prohibit soliciting the employment of any such individual whose employment has been terminated by a Seller or its Affiliate; and provided, further, that the placement of advertisements in newspapers, online job boards, journals or other general circulations not directed or targeted to any such individual shall not constitute solicitation for purposes of this Section 7.12(b)(ii).

(c) Modification of Covenant. The Parties agree that the duration and geographic scope of the covenants in this Section 7.12 are reasonable to protect the value of the transaction contemplated by this Agreement. The Parties agree that if a court of competent jurisdiction should find any provision of this Section 7.12 unenforceable, overbroad, or invalid, the provision will be modified by the court to make it enforceable to the maximum extent possible. If the provision cannot be modified, then that provision may be severed and the other parts of this Section 7.12 will remain enforceable.

(d) Enforcement of Covenant. The Parties agree that any monetary remedy for the breach of any of the covenants contained in Section 7.2 and this Section 7.12 may be inadequate. In recognition of the irreparable harm that a violation of any of the covenants, agreements or obligations arising under Section 7.2 and this Section 7.12 would cause the non-breaching Party or its Affiliates, the Parties agree that in addition to any other remedies or relief afforded by Law, an injunction against an actual or threatened violation or violations may be issued against the breaching Party without posting a bond or other security. In the event of an action to enforce the covenants in Section 7.2 or this Section 7.12, the prevailing Party will be entitled to be reimbursed for its actual attorney’s fees incurred with respect to such action.

7.13 Maintenance of Insurance. During the period following the Closing, Buyer shall procure and maintain adequate insurance coverage with international reputable company(ies), or a program of self-insurance, with general liability, product liability and other coverages customary for similarly situated companies conducting businesses similar to the Business and that complies with applicable requirements for insurance pursuant to Assigned Contracts, as applicable.

7.14 Tax Matters.

(a) All sales, use and transfer taxes, including any value added, sales, use, consumption, customs duties, excise, stock transfer, gross receipts, stamp duty and real, personal, or intangible property transfer taxes, due by reason of the transfer of the Acquired Assets and Assumed Liabilities, including any interest or penalties in respect thereof (the “Transfer Taxes”) shall be borne equally by Buyer, on the one hand, and Sellers, on the other hand. Buyer and Sellers shall cooperate with each other and use their commercially reasonable efforts to minimize the Transfer Taxes attributable to the transfer of the Acquired Assets and Assumed Liabilities.

(b) The Parties intend that nothing in this Agreement shall be construed to create a partnership or deemed partnership for U.S. federal, state, local or foreign income tax purposes. Neither Party shall take any position or cause their Affiliates to take any position inconsistent with the immediately preceding sentence for tax purposes (including with respect to filing U.S. federal income tax returns), unless otherwise required by applicable Law.

(c) Each of Buyer and Sellers agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Acquired Assets as is reasonably necessary for the filing of any Tax Return, the preparation for any tax audit, the prosecution or defense of any claim, suit or proceeding relating to any proposed tax adjustment relating to the Acquired Assets. Buyer and Sellers shall keep all such information and documents received by them confidential unless otherwise required by Law.

(d) Buyer and Sellers agree to retain or cause to be retained all books and records pertinent to the Acquired Assets until the applicable period for assessment of Taxes under applicable Law (giving effect to any and all extensions or waivers) has expired, and such additional period as necessary for any administrative or judicial proceedings relating to any proposed assessment, and to abide all record retention agreements entered into with any taxing authority. Buyer and Sellers agree to give the other reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if so requested, Buyer and Seller shall allow the requesting party to take possession of such books and records.

(e) Buyer and Sellers shall cooperate with each other in the conduct of any audit or other proceedings for any Tax purposes relating to the Acquired Assets and they shall each execute and deliver such powers of attorney and other documents as are reasonably necessary to carry out the intent of this Agreement.

7.15 Fees and Expenses. Whether or not the transactions contemplated hereby are consummated, subject to Section 6.3(b) and Section 7.6, each Party agrees to bear its own expenses in connection with the transactions contemplated hereby, including fees and expenses of accountants, attorneys, investment advisors and other professionals incurred in connection therewith.

7.16 Bulk Sales Laws. The Parties hereby waive compliance with the provisions of any applicable bulk sales, bulk transfer, or similar Laws in any jurisdiction in which the Acquired Assets are located or which may otherwise be applicable to the transactions contemplated by this Agreement.

7.17 Further Assurances. Each of the Parties shall, at the request of the other Party, execute such documents and other papers and take such further actions as may be reasonably required to carry out the provisions hereof and the transactions contemplated hereby. To the extent that any such request is made by Buyer in relation to registering the transfer of any Acquired Intellectual Property outside the United States, Buyer shall reimburse the other Party for all documented out-of-pocket expenses reasonably incurred by Sellers in undertaking such actions.

ARTICLE 8

CLOSING CONDITIONS

8.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Sellers and Buyer) of the following conditions as of the Closing Date:

(a) The applicable waiting period under the HSR Act shall have expired or been terminated.

(b) No Governmental Authority of competent jurisdiction shall have entered or issued any Order preventing consummation of the transactions contemplated by this Agreement, and no Proceeding shall be pending before any Governmental Authority wherein an unfavorable Order would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following the Closing.

8.2 Conditions to the Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Sellers) of the following additional conditions as of the Closing Date:

(a) (i)The Fundamental Representations of Buyer shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, other than de-minimis inaccuracies (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall be true and correct as of such date) and (ii) the representations and warranties (other than the Fundamental Representations) of Buyer set forth in Article 5 (disregarding all qualifications as to materiality set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall be true and correct as of such date), except (x) to the extent of changes or developments contemplated by the terms of this Agreement, resulting from any transaction Consented to by Sellers, or resulting from the transactions contemplated by this Agreement and (y) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement or any of other Transaction Documents).

(b) Buyer shall have performed or complied with in all material respects all covenants and agreements required to be performed or complied with by Buyer under this Agreement on or prior to the Closing Date.

(c) Sellers shall have received from Buyer each delivery required pursuant to Section 3.2.

8.3 Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Buyer) of the following additional conditions as of the Closing Date:

(a) After taking into account all disclosures by Sellers set forth in the Seller Disclosure Letter, as it may be updated pursuant to Section 11.8, relating to Sellers’ representations and warranties that are delivered to Buyer, (i) the Fundamental Representations of Sellers shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, other than de-minimis inaccuracies (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall be true and correct as of such date) and (ii) the representations and warranties (other than the Fundamental Representations) of Sellers set forth in Article 4 (disregarding all qualifications as to materiality or Material Adverse Effect set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall be true and correct as of such date), except (x) to the extent of changes or developments contemplated by the terms of this Agreement, resulting from any transaction Consented to by Buyer, or resulting from the transactions contemplated by this Agreement and (y) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Sellers shall have performed and complied in all material respects with all agreements, obligations, covenants and conditions required by this Agreement to be performed or complied with by them on or prior to the Closing.

(c) Buyer shall have received from Sellers each delivery required pursuant to Section 3.3.

(d) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that has not been cured.

8.4 Frustration of Closing Conditions. Neither Party may rely, whether as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement or otherwise, on the failure of any condition set forth in this Article 8 to be satisfied if such failure was caused by such Party’s breach of this Agreement.

ARTICLE 9

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual consent of Buyer and Sellers;

(b) by Sellers or by Buyer if the Closing shall not have occurred on or prior to March 31, 2022 (the “Outside Date”), provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c) by Buyer, if there has been a material violation or material breach by Sellers of any agreement, covenant, representation or warranty contained in this Agreement, and such violation or breach, individually or in the aggregate with any other such violation or breach, (i) would cause the conditions set forth in Sections 8.3(a) or 8.3(b) not to be satisfied and (ii) if capable of cure, is not cured by the Outside Date; provided that Buyer shall not be entitled to terminate this Agreement pursuant to this Section 9.1(c) if, at the time of such termination, Buyer is in breach of any representation, warranty, covenant or other agreement contained in this Agreement in a manner such that the conditions to Closing set forth in Sections 8.2(a) or 8.2(b) would not have been satisfied;

(d) by Sellers, if there has been a material violation or material breach by Buyer of any agreement, covenant, representation or warranty contained in this Agreement, and such violation or breach, individually or in the aggregate with any other such violation or breach, (i) would cause the conditions set forth in Sections 8.2(a) or 8.2(b) not to be satisfied and (ii) if capable of cure, is not cured by the Outside Date; provided that Sellers shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) if, at the time of such termination, Sellers are in breach of any representation, warranty, covenant or other agreement contained in this Agreement in a manner such that the conditions to Closing set forth in Sections 8.3(a) or 8.3(b) would not have been satisfied; or

(e) by either Buyer or Sellers if there shall be in effect a final, non-appealable Order prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated hereby.

9.2 Procedure and Effect of Termination. In the event of termination of this Agreement and abandonment of the transactions contemplated hereby by either Buyer or Sellers pursuant to Section 9.1, written notice thereof shall forthwith be given to Buyer, in the case of a termination by Sellers, or Sellers, in the case of a termination by Buyer, in accordance with

Section 11.3 and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by any of the Parties. If this Agreement is terminated as provided in Sections 9.1(a) through 9.1(d), this Agreement, other than the obligations of each Party under the last sentence of Section 6.1, the first sentence of Section 7.2(a), Section 7.3, Section 7.15, this Section 9.2 and Article 11, shall forthwith become null and void, without any liability on the part of any Party, or any Affiliates of, or any officers, directors or employees of, any Party; provided, however, that, nothing contained in this Section 9.2 shall relieve any Party from liability for any willful or intentional breach of its obligations under this Agreement.

ARTICLE 10

SURVIVAL; INDEMNIFICATION

10.1 Survival.

(a) The representations and warranties made by Sellers in this Agreement (other than with respect to any Claims arising from, in connection with or related to Fraud) shall survive the Closing until the date that is fifteen (15) months after the Closing Date; provided, however, that the Fundamental Representations shall survive the Closing until the expiration of the applicable statute of limitations, as may be extended by a Governmental Authority, plus a period of sixty (60) days. The covenants and agreements to be performed by or on behalf of a Party prior to the Closing shall terminate as of the Closing. The covenants and agreements that by their terms are to be performed by or on behalf of a Party after the Closing shall survive for the period of time set forth in such covenants and agreements, if any, or until the date that such covenants and agreements are fully performed.

(b) The termination of the representations, warranties, covenants and agreements provided herein shall not affect the rights of a Party in respect of any Claim made by such Party in a writing and received by Sellers (in the case of a Claim made by Buyer) or Buyer (in a case of a Claim made by Sellers) prior to the expiration of the applicable survival period.

10.2 Indemnification.

(a) Subject in all cases to the limits on indemnification in this Article 10, following the Closing, Sellers shall jointly and severally indemnify and hold harmless Buyer, its Affiliates and each of their respective officers, directors, managers, employees, agents and representatives (collectively, the “Buyer Indemnified Parties”) from and against any Losses incurred by any such Buyer Indemnified Party that arise out of or result from (i) any breach of any representation or warranty of Sellers contained in Article 4 or any certificate delivered by Sellers pursuant to this Agreement, (ii) any breach by any Seller of any covenant or agreement of such Seller contained in this Agreement, or (iii) the Excluded Assets or Excluded Liabilities; provided that Buyer shall take, and shall cause the other Buyer Indemnified Parties to take, all commercially reasonable steps to mitigate any such Losses upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto.

(b) Subject in all cases to the limits on indemnification in this Article 10, following the Closing, Buyer shall indemnify and hold harmless Sellers, their respective Affiliates and each of their respective officers, directors, managers, employees, agents and representatives (each a “Seller Indemnified Party” and, collectively together with Buyer Indemnified Parties, “Indemnified Parties”) from and against any Losses incurred by any such Seller Indemnified Party that arise out of or result from (i) any breach of any representation or warranty of Buyer contained in Article 5 or any certificate delivered by Buyer pursuant to this Agreement, (ii) any breach by Buyer of any covenant or agreement of Buyer contained in this Agreement, or (iii) the Assumed Liabilities; provided that Sellers shall take, and shall cause the other Seller Indemnified Parties to take, all commercially reasonable steps to mitigate any such Losses upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto.

10.3 Limitations on Indemnification.

(a) Notwithstanding anything to the contrary in this Agreement, Buyer shall not be liable to the Seller Indemnified Parties, and Sellers shall not be liable to the Buyer Indemnified Parties, (i) in respect of any Losses incurred or suffered by such Indemnified Party in connection with any individual Claim, unless such Losses exceed an amount equal to fifty thousand US Dollars ($50,000) (a “Qualifying Loss”), and (ii) in respect of Claims under Section 10.2(a)(i) or Section 10.2(b)(i) (other than with respect to Fundamental Representations or any Claims arising from, in connection with or related to Fraud), until such time as the aggregate amount of all Losses claimed by the Indemnified Parties under Section 10.2(a)(i) or Section 10.2(b)(i) exceeds Five Hundred Thousand US Dollars ($500,000) (the “Deductible”), and then only for such portion of the aggregate amount of all Qualifying Losses in excess of the Deductible. The aggregate liability of a Party in respect of claims for indemnification pursuant to Section 10.2(a)(i) or Section 10.2(b)(i) (other than with respect to Fundamental Representations or any Claims arising from, in connection with or related to Fraud) shall not exceed Nine Million US Dollars ($9,000,000.00). Sellers’ aggregate Liability under this Agreement or otherwise in connection with the transactions contemplated by this Agreement shall not exceed an amount equal to the Purchase Price.

(b) With respect to each indemnification obligation in this Agreement: (i) all Losses shall be net of any insurance proceeds actually received by the Indemnified Party from a Third Party insurer, net of costs reasonably incurred by the Indemnified Party in seeking such collection (“Eligible Insurance Proceeds”); (ii) in no event shall an Indemnifying Party have Liability to the Indemnified Party for any consequential, special, incidental, indirect, punitive, exemplary, speculative, indirect or remote damages, damages for lost profits, damages based upon a multiple of earnings or diminution in value, or any similar damages, regardless of whether such damages were reasonably foreseeable, except to the extent payable in connection with a Third Party Claim; and (iii) all payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 10.2 shall be treated as adjustments to the Purchase Price for Tax purposes (unless otherwise required by a final determination, within the meaning of section 1313 of the Code (or similar provision of state, local or non-U.S. Tax Law)).

(c) In any case where an Indemnified Party recovers from a Third Party any Eligible Insurance Proceeds or any other amount in respect of any Losses for which an Indemnifying Party has actually paid or reimbursed such Indemnified Party pursuant to this Article 10, such Indemnified Party shall promptly pay over to the Indemnifying Party such Eligible Insurance Proceeds or the amount so recovered (after deducting therefrom the amount of expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such claim and (ii) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.

10.4 Sole and Exclusive Remedy. From and after the Closing, the sole and exclusive Liability and responsibility of the Parties and their respective Affiliates under or in connection with this Agreement and the transactions contemplated by this Agreement (including for any breach of or inaccuracy in any representation or warranty, for any breach of or failure to perform any covenant or agreement, or for any other reason and regardless of the theory upon which any claim may be based, whether contract, equity, tort, or any other theory of liability), and the sole and exclusive remedy of the Indemnified Parties with respect to any of the foregoing, shall be as set forth in this Article 10 and in Sections 7.12(d) and 11.5, except in the case of Fraud, in which case the damaged Party shall have all rights and remedies under this Agreement and provided by Law. If the Closing occurs, in no event shall any Party be entitled to rescission of the transactions consummated by this Agreement. Any and all claims arising out of or in connection with this Agreement and the transactions contemplated by this Agreement must be brought under and in accordance with the terms of this Agreement. To the extent that, from and after the Closing, any Party or any Affiliate of any Party incurs any Losses for which it would otherwise be entitled to assert any claim or right to indemnification, contribution, or recovery against any other Party or any Affiliate of any other Party in connection with this Agreement or the transactions contemplated by this Agreement, other than pursuant to the exclusive remedies described in this Section 10.4, such Party hereby waives, releases, and agrees not to assert such claim or right, and such Party agrees to cause each of its Affiliates to waive, release, and agree not to assert such claim or right, in each case regardless of the theory upon which any claim may be based, whether contract, equity, tort, or any other theory of liability.

10.5 Procedure for Claims.

(a) If a claim for indemnification pursuant to Section 10.2 (a “Claim”) is to be made by an Indemnified Party entitled to indemnification hereunder, the Indemnified Party claiming indemnification shall give written notice to Buyer (in the case of the Seller Indemnified Parties) or Sellers (in the case of the Buyer Indemnified Parties) (the “Indemnifying Party”) reasonably promptly after the Indemnified Party becomes aware of any fact, condition or event that may give rise to Losses for which indemnification may be sought under Section 10.2, or receipt by the Indemnified Party of notice of a claim involving the assertion of a claim by a Third Party that may give rise to Losses for which indemnification may be sought under Section 10.2 (whether pursuant to a lawsuit, other legal action or otherwise, a “Third Party Claim”). The failure of any Indemnified Party to give timely notice hereunder shall not affect its rights to indemnification hereunder, except to the extent that the Indemnifying Party is actually prejudiced by such failure. The Indemnifying Party shall have thirty (30) days (or such lesser number of days set forth in the notice as may be required by court Proceeding in the event of a litigated matter) after receipt of the notice to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim. Notwithstanding the foregoing, if such Third Party Claim (i) seeks injunctive, equitable or other relief or remedies that are not money damages against the Indemnified Party, or (ii) involves criminal allegations against the Indemnified Party, then the Indemnified Party shall have the right to control the defense, compromise or settlement of such Third Party Claim with counsel of its choice. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnifying Party must conduct the defense of the Third Party Claim actively and diligently thereafter, failing which the Indemnified Party may assume such defense.

(b) If the Indemnifying Party assumes the defense, compromise or settlement of such Third Party Claim, the Indemnified Party shall make available to the Indemnifying Party any documents and materials in its or its Affiliates’ possession or control that may be necessary to the defense of such Third Party Claim; provided that (i) the Indemnified Party shall not be required to furnish any such documents or materials which would (in the reasonable judgment of such Indemnified Party upon advice of counsel) be reasonably likely to (A) constitute a waiver of the attorney-client or other privilege held by such Indemnified Party or any of its Affiliates, (B) violate any applicable Laws or (C) breach any Contract of such Indemnified Party or any of its Affiliates with any Third Party; provided that such Indemnified Party shall use reasonable best efforts to obtain any required Consents and take such other reasonable action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney-client privilege) to permit such disclosure and (ii) the Indemnifying Party shall keep the Indemnified Party reasonably informed of all material developments and events relating to such Third Party Claim. The Indemnified Party, at its sole option, may participate in any defense and investigation of such Third Party Claim or settlement negotiations with respect to such Third Party Claim. The fees and disbursements of counsel retained by such Indemnified Party shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party; or there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to such Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. Except with the written Consent of the other Party (not to be unreasonably withheld, conditioned or delayed), neither the Indemnifying Party nor the Indemnified Party shall, in the defense of a Third Party Claim, consent to the entry of any judgment or enter into any compromise or settlement (1) which does not include as an unconditional term thereof the giving to the other Party and its Affiliates by the Third Party of a release from all Liability with respect to such Proceeding, (2) if such judgment, compromise or settlement involves a finding or admission of (x) any violation of Law by the other Party (or any Affiliate thereof) or (y) any Liability on the part of the Indemnified Party (or any Affiliate thereof) not indemnified hereunder, or (3) which involves injunctive, equitable or other relief or remedies that are not money damages against the other Party. With respect to Claims other than Third Party Claims, after the giving of any notice of a Claim pursuant to this Section 10.5, the amount of indemnification to which an Indemnified Party shall be entitled under this Article 10 shall be determined (x) by the written agreement between the Indemnified Party and the Indemnifying Party, (y) in accordance with Sections 11.6 and 11.7 or (z) by any other means to which the Indemnified Party and the Indemnifying Party shall agree.

10.6 Right to Satisfy Indemnification Claims by Reducing Earn-Out Payments.

(a) Buyer is expressly authorized, but shall not be obligated, to set off up to 100% of any Losses for which it is entitled to indemnification hereunder (subject to the limitations set forth in Section 10.3), the amount of which is determined by mutual written agreement between Sellers and Buyer or a judgment by a court of competent jurisdiction (provided that if such judgment is overturned on appeal, Buyer shall promptly pay Sellers the withheld payment plus interest at the Applicable Rate as of the date on which such withheld amount was first due from the date first due until the date paid), against any Earn-Out Payments or any other payments to be made to Sellers following the Closing.

(b) Neither the exercise nor the failure or delay to exercise such right of set off pursuant to this Section 10.6 will constitute an election of remedies or limit the rights and remedies of Buyer hereunder (other than to the extent any Losses have been set off pursuant to Section 10.6(a)).

ARTICLE 11

GENERAL PROVISIONS

11.1 Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of Sellers and Buyer.

11.2 Waivers. Except as provided in Article 10, no failure or delay by a Party in enforcing any of such Party’s rights under this Agreement will be deemed to be a waiver of such rights. No single or partial exercise of a Party’s rights will be deemed to preclude any other or further exercise of such Party’s rights under this Agreement. No waiver of any of a Party’s rights under this Agreement will be effective unless it is in writing and signed by such Party.

11.3 Notices. Any notice, request, instruction, or other communication to be given under this Agreement by a Party shall be in writing and shall be deemed to have been given to the other Party (a) when delivered, if delivered in person or by overnight delivery service (charges prepaid), (b) on the date of transmission, if sent by facsimile transmission (receipt confirmed) on a Business Day during or before the normal business hours of the intended recipient, and if not so sent on such a day and at such a time, on the following Business Day, (c) when sent, if sent via email, provided that no undeliverable message is received by the sender, or (d) when received, if sent by registered or certified mail, return receipt requested, in each case to the address, facsimile number, or email address of such Party set forth below and marked to the attention of the designated individual:

If to Buyer:

Amneal Pharmaceuticals, Inc.

400 Crossing Boulevard

3rd Floor

Bridgewater, NJ 08807

E-mail:

Attention: General Counsel

with a copy to:

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, NJ 08540

Attention:

Email:

If to Sellers:

Saol Therapeutics Inc.

1000 Holcomb Woods Parkway

Suite 270

Roswell, GA 30076

Attn:

Email:

with a copy to:

Mayer Brown LLP

1221 Avenue of the Americas

New York, NY 20020

Attention:

Email:

Facsimile No.:

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

11.4 Assignment; Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party without the prior written consent of the other Party (not to be unreasonably withheld); provided that (i) either Party may assign its rights, interests and obligations under this Agreement to any Affiliate of such Party or to any Person who acquires all or substantially all of such Party’s assets, and (ii) subject to Section 7.11, Buyer may assign its rights, interests and obligations under this Agreement in their entirety, but not in part, to any Person to whom it transfers all or substantially all of the Acquired Assets. In the event that either Party assigns its rights, interests and obligations hereunder without the consent of the other Party in accordance with the foregoing, the assigning Party shall promptly notify the other Party of such assignment and the identity of the assignee. This Agreement shall inure to the benefit of, and be binding upon, the Parties and their successors and permitted assigns. Any assignment of this Agreement or any of the rights, interests or obligations hereunder, in whole or in part, in contravention of this Section 11.4 shall be void ab initio.

11.5 Specific Performance. Each of the Parties acknowledge and agree that the other party may be damaged irreparably and may not be made whole by monetary damages in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, except as otherwise provided herein, each Party agrees to the granting of specific performance of this Agreement and injunctive or other equitable relief in favor of the other Party as a remedy for any such breach, in addition to any other remedy to which it may be entitled, at law or in equity.

11.6 Governing Law. This Agreement shall be governed by the Laws of the State of Delaware (without giving effect to any laws, rules or provisions of the State of Delaware that would cause the application of the laws, rules or provisions of any jurisdiction other than the State of Delaware) as to all matters, including matters of validity, construction, effect, performance and remedies.

11.7 JURISDICTION OF DISPUTES; WAIVER OF JURY TRIAL. IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, WITH RESPECT TO ANY OF THE MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED IN A COURT OF COMPETENT JURISDICTION LOCATED IN NEW CASTLE COUNTY IN THE STATE OF DELAWARE, WHETHER A STATE OR FEDERAL COURT; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 11.7 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS (IT BEING UNDERSTOOD THAT NOTHING IN THIS SECTION SHALL BE DEEMED TO PREVENT ANY PARTY FROM SEEKING TO REMOVE ANY ACTION TO A FEDERAL COURT IN NEW CASTLE COUNTY IN THE STATE OF DELAWARE); (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE THAT SERVICE OF PROCESS IN ANY LEGAL PROCEEDING MAY BE MADE BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 11.3 FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, AND AGREE TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.

11.8 Seller Disclosure Letter. Any information disclosed in any Schedule to the Seller Disclosure Letter, in order to be effective with respect to a particular section or subsection, will specify the section or subsection to which such information applies or the applicability to such section or subsection will be reasonably apparent on its face. Neither the specification of any Dollar amount or any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Schedule to the Seller Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item or matter so specified or included, or other items or matters, are or are not material, and no Party may use the fact of the specification of any such amount or the specification or inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any item or matter not specified in this Agreement or included in any Schedule to the Seller Disclosure Letter is or is not material for purposes of this Agreement. In addition, neither the specification of any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Schedule to the Seller Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business or in a manner consistent with past practice, and no Party may use the fact of the specification or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any item or matter not specified in this Agreement or included in any Schedule to the Seller Disclosure Letter is or is not in the ordinary course of business or in a manner consistent with past practice for purposes of this Agreement. In no event will the listing of any item or matter in any Schedule to the Seller Disclosure Letter be deemed or interpreted to broaden or otherwise amplify the representations, warranties, covenants, or agreements contained in this Agreement. Summaries or descriptions of Contracts or other documents contained in the Schedules to the Seller Disclosure Letter are qualified in their entirety by the Contracts or documents themselves. Sellers may, from time to time prior to or at the Closing, by notice given to Buyer in accordance with this Agreement, supplement, amend, or add any Schedule to the Seller Disclosure Letter in order to add information relating to matters arising after the date of this Agreement. No such supplemental, amended, or additional Schedule to the Seller Disclosure Letter will be deemed to cure any breach for purposes of Section 8.3. If, however, the Closing occurs, any such supplement, amendment, or addition will be effective to cure and correct for all purposes any breach of or inaccuracy in any representation or warranty that would have existed if Sellers had not made such supplement, amendment, or addition, and all references to the Seller Disclosure Letter or any Schedule to the Seller Disclosure Letter will for all purposes after the Closing be deemed to be a reference to the Seller Disclosure Letter or such Schedule to the Seller Disclosure Letter as so supplemented, amended, or added as provided in this Section 11.8.

11.9 Legal Counsel; Consent and Waiver. In any dispute or Proceeding arising out of or relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby following the Closing, Sellers will have the right, at its election, to retain Mayer Brown LLP (together with its Affiliates, “Mayer Brown”) to represent it in such dispute or Proceeding, even if such representation is adverse to Buyer or its Affiliates. Buyer, for itself and its Affiliates, and for its and its Affiliates’ respective successors and assigns, hereby (a) consents to any such representation in any such dispute or Proceeding and (b) waives any actual or potential conflict arising from any such representation, regardless of the existence of (i) any adversity between the interests of Sellers or any of their Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, in any such matter or (ii) any communication between Mayer Brown, on the one hand, and Sellers, any of their Affiliates, or Sellers’ or any of their Affiliates’ employees, on the other hand, whether privileged or not, or any other information known to Mayer Brown by reason of Mayer Brown’s representation of Sellers prior to the Closing.

11.10 Privileged Communications. Mayer Brown LLP and Sellers’ in-house legal department (collectively, “Counsel”) have acted as counsel for Sellers for various matters prior to the Closing, including in connection with this Agreement and the other Transaction Documents, the negotiation and documentation of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents (collectively, the “Pre-Closing Engagements”). Buyer agrees that (a) all communications in any form or format whatsoever between or among Counsel, on the one hand, and any Seller or any of their Representatives, on the other hand, that relate in any way to the Pre-Closing Engagements (collectively, the “Privileged Communications”) will be deemed to be attorney-client privileged, (b) neither this Agreement nor any of the other Transaction Documents shall effect any transfer of any right, title, or interest in the Privileged Communications to Buyer, (c) the Privileged Communications and the expectation of client confidence relating thereto shall belong solely to Sellers and may be controlled solely by Sellers and shall not pass to or be claimed by Buyer, and (d) Counsel shall have no duty whatsoever to reveal or disclose any such Privileged Communications, or any of its files relating to the Pre- Closing Engagements, to Buyer or any of its Affiliates. Buyer and its Affiliates will not have access to any such Privileged Communications, or to the files of Counsel relating to the Pre- Closing Engagements. Notwithstanding anything set forth in the foregoing provisions of this Section 11.10 to the contrary, if after the Closing a dispute arises between Buyer or any of its Affiliates, on the one hand, and a Third Party, other than Sellers or any of their Affiliates, on the other hand, Buyer may assert the attorney-client privilege to prevent disclosure of Privileged Communications to such Third Party; provided, however, that Buyer and its Affiliates may not waive such privilege without the written Consent of Sellers.

11.11 No Waiver of Privilege; Protection from Disclosure or Use. Nothing in this Agreement will be deemed to be a waiver of any attorney-client privilege, work product protection, or other protection from disclosure or use. Buyer acknowledges that Sellers have undertaken reasonable efforts to prevent the disclosure of any information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure or use but that, notwithstanding such efforts, the consummation of the transactions contemplated by this Agreement could result in the inadvertent disclosure of such information. The Parties agree that any such inadvertent disclosure of information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure or use will not constitute a waiver of or otherwise prejudice any claim of confidentiality, privilege, or protection from disclosure, and further agree to use reasonable best efforts to return any inadvertently disclosed information to the disclosing Party promptly upon becoming aware of its existence. Promptly following the return of any inadvertently disclosed information, the Party returning such information shall destroy any and all copies, summaries, descriptions, or notes of such inadvertently disclosed information, including electronic versions thereof, and all portions of larger documents or communications that contain such copies, summaries, descriptions, or notes.

11.12 Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

11.13 Entire Agreement. This Agreement, including the documents, Schedules, certificates and instruments referred to herein, together with the other Transaction Documents and the Existing Confidentiality Agreement, embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated hereby. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such transactions.

11.14 No Third Party Beneficiaries. Except as provided herein, neither this Agreement nor any provision hereof is intended to confer upon any Person (other than the Parties hereto and their respective successors and permitted assigns) any rights or remedies hereunder. Without limiting the generality of the immediately preceding sentence, no employee, shareholder or contractual counterparty (other than the Parties hereto) of any Seller or Buyer shall acquire any rights or remedies as a result of this Agreement, and the employees and shareholders of Sellers and Buyer shall have no right whatsoever to enforce any provision of this Agreement.

11.15 Counterparts. This Agreement may be executed in counterparts (including using any electronic signature covered by the United States ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable Law, e.g., www.docusign.com), and such counterparts may be delivered in electronic format, including by facsimile, email or other transmission method. Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart, including those delivered in electronic format, and copies produced therefrom shall have the same effect as an originally signed counterpart. To the extent applicable, the foregoing constitutes the election of the Parties to invoke any Law authorizing electronic signatures. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement, shall be disregarded in determining a Party’s intent or the effectiveness of such signature. No Party shall raise the use the delivery of signatures to this Agreement in electronic format as a defense to the formation of a contract and each such Party forever waives any such defense.

11.16 Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) the Parties shall use reasonable best efforts to substitute a suitable and equitable provision therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

SAOL INTERNATIONAL LIMITED

By:	/s/ Kevin Insley
Name: Kevin Insley
Title: CEO

SAOL THERAPEUTICS RESEARCH LIMITED

By:	/s/ Paul Havenga
Name: Paul Havenga
Title: Director

SAOL THERAPEUTlCS INC.

By:	/s/ Brian Jennette
Name: Brian Jennette
Title: Secretary

SAOL INTERNATIONAL RESEARCH LIMITED

By:	/s/ Kevin Insley
Name: Kevin Insley
Title: Director

SAOL INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Kevin Insley
Name: Kevin Insley
Title: Director

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

EMERALD INTERNATIONAL LIMITED

By:	/s/ Kevin Insley
Name: Kevin Insley
Title: Director

EMERALD THERAPEUTICS RESEARCH LIMITED

By:	/s/ Paul Havenga
Name: Paul Havenga
Title: Director

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

AMNEAL PHARMACEUTICALS LLC

By:	/s/ Anastasios G. Konidaris
Name: Anastasios G. Konidaris
Title: Chief Financial Officer

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]